UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: February 25, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VIMPELCOM REPORTS 4Q14 AND FY14 RESULTS

KEY RESULTS AND DEVELOPMENTS

•	Delivered on 2014 targets

•	Total revenue 4Q14 declined organically[1] 3% YoY; reported revenue declined 21% due to adverse currency movements

•	EBITDA[2] 4Q14 declined organically 8% YoY; reported EBITDA increased 58% YoY mainly due to the one-off charge in 4Q13 related to the fine from Bank of Algeria; EBITDA margin of 36.4%

•	Net loss FY14 of USD 0.7 billion impacted by USD 1.0 billion of non-cash impairments

•	Mobile customer base grew 4.7 million YoY[3] in 4Q14 to 221.6 million

•	Operating cash flow 4Q14 improved USD 1.1 billion YoY; FY14 operating cash flow of USD 4.1 billion

•	2015 targets:

•	Service revenue of flat to low single digit organic[1] YoY decline;

•	EBITDA margin flat to minus one percentage point organically[1] YoY;

•	EPS[4] of USD 0.35-0.40;

•	Capex/revenue of 20%;

•	Net debt to EBITDA for the Group of ~3.2x, excluding Italy ~1.7x

Amsterdam (February 25, 2015) - “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services with operations in 14 countries and worldwide headquarters in Amsterdam, today announces financial and operating results for the quarter and year ended December 31, 2014.

JO LUNDER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“The majority of our operating businesses have demonstrated good progress over the year, with substantial investments in high speed data networks leading to a better customer experience. We expect the operating environment to remain difficult in 2015, however I am confident that we have the right strategy to deliver on our targets.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	4Q14	4Q13	Reported YoY		Organic[1] YoY	FY14	FY13	Reported YoY		Organic[1] YoY
Total revenue	4,391	5,552	(21%)		(3%)	19,627	22,546	(13%)		(4%)
Service revenue	4,207	5,290	(20%)		(2%)	18,725	21,529	(13%)		(4%)
EBITDA[2]	1,600	1,013	58%		(8%)	7,970	8,260	(4%)		(6%)
EBITDA margin[2]	36.4%	18.2%	18.2	pp		40.6%	36.6%	4.0	pp
EBIT	(421)	(3,218)	n.m.			2,586	346	n.m.
Net loss attributable to VimpelCom shareholders	(935)	(3,861)	(76%)			(691)	(2,625)	(74%)
EPS, basic (USD)	(0.53)	(2.21)	(76%)			(0.40)	(1.53)	(74%)
Capital expenditures excluding licenses[5]	1,201	1,682	(29%)			3,907	3,998	(2%)
Operating cash flow (EBITDA less CAPEX)	399	(669)	n.m.			4,063	4,262	(5%)
Net debt / LTM EBITDA[6]	2.5	2.4	5%			2.5	2.4	5%
Total mobile customers (millions)[3]	221.6	216.9	2%			221.6	216.9	2%

1)	Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency translation, certain items such as liquidations and disposals and settlements as a result of closing of transaction in Algeria
2)	EBITDA and EBITDA margin are non-GAAP financial measures. For reconciliations see Attachment C
3)	Following the sale of the interest in Wind Canada, CAR and Burundi the numbers exclude respective customers in 4Q13 and FY13
4)	EPS at constant currency and stable fair value of derivatives, excluding exceptional charges such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions, other one-off charges and constant number of shares
5)	FY13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone
6)	Normalized LTM EBITDA excluding one-off charges related to the closing of transaction in Algeria For all definitions please see Attachment F

VimpelCom Ltd. 4Q 2014   |  1

CONTENTS

CEO statement	3
Strategic update and main events	5
Vimpelcom Group – Financial and Operating Results 4Q14	4
Vimpelcom Group – Financial and Operating Results FY14	6
Business Unites Performance in 4Q14
Russia	14
Italy	16
Africa & Asia	18
Ukraine	21
CIS	23
Conference Call Information	26
Content of the Attachments	28

ORGANIC GROWTH REVENUE AND EBITDA

	4Q14 vs 4Q13
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	3%	(30%)	(27%)	0%	(34%)	(34%)
Italy	(9%)	(8%)	(17%)	(16%)	(7%)	(23%)
Africa & Asia	(5%)	(4%)	(9%)	(19%)	(2%)	(21%)
Ukraine	(2%)	(43%)	(45%)	(12%)	(39%)	(51%)
CIS	4%	(9%)	(5%)	52%	(12%)	40%
Total	(3%)	(18%)	(21%)	(8%)	66%	58%

	FY14 vs FY13
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	(4%)	(14%)	(18%)	(6%)	(16%)	(22%)
Italy	(7%)	0%	(7%)	(7%)	0%	(7%)
Africa & Asia	(4%)	0%	(4%)	(11%)	(1%)	(12%)
Ukraine	(5%)	(29%)	(34%)	(11%)	(26%)	(38%)
CIS	4%	(8%)	(4%)	15%	(9%)	6%
Total	(4%)	(9%)	(13%)	(6%)	2%	(4%)

MOBILE CUSTOMERS1

million	4Q14	4Q13	YoY
Russia	57.2	56.5	1%
Italy	21.6	22.3	(3%)
Algeria	18.4	17.6	5%
Pakistan	38.5	37.6	2%
Bangladesh	30.8	28.8	7%
Ukraine	26.2	25.8	2%
Kazakhstan	9.8	9.2	7%
Uzbekistan	10.6	10.5	1%
Other	8.5	8.6	(1%)
Total	221.6	216.9	2%

[1]	Following the sale of the interest in Wind Canada, CAR and Burundi the numbers exclude respective customers in 4Q13

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS and have not been audited. Please note that audited financials will be filed in the Company’s annual report on Form 20-F, and may require adjustments due to subsequent events or for other reasons. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables may not be an exact arithmetic aggregation of the figures that precede or follow them.

VimpelCom Ltd. 4Q 2014   |  2

JO LUNDER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“VimpelCom has delivered on its operational targets for 2014 and on its strategic objectives, despite a challenging environment across many of the markets in which we operate. Total revenue declined 4% organically year on year and EBITDA was 6% lower on the same basis, in line with our targets. Net debt to EBITDA was also in line with expectations. We have made substantial investments in the rollout of high speed data networks in an efficient way, spending 20% of our full year 2014 revenue. The reported results reflect the impact of substantial weakness in local currencies against the US dollar, however we have maintained an industry leading EBITDA margin of over 40%. Our customer base grew by 4.7 million to 221.6 million.

The majority of our operating businesses have demonstrated good progress over the year, with successful investments in high speed data networks leading to a much improved customer experience. We use the Net Promoter Score (“NPS”) system to measure our customer experience performance in each of our operating businesses, and I am pleased to report that we are the leaders in 5 of our markets, co-leader in 2 and we are seeing an improvement in 2 more of our businesses.

In Russia, the fourth quarter of 2014 saw a positive trend for the first time since the third quarter of 2013, with organic revenue growth of 3% year on year, as we delivered on our strategic plan. Mobile data revenue grew by 20%. EBITDA decreased 5% and the EBITDA margin fell to 36.6%, reflecting the negative effects of ruble weakness on direct costs and structural operating expenditure. Excluding foreign exchange effects, EBITDA would have been stable. We have continued to invest in our high speed data networks and the resulting improvement in customer experience was reflected in a 10 percentage points improvement in annualized churn and an increase in our mobile customer base to 57.2 million.

We have announced an agreement with MTS under which the companies will jointly plan, develop and operate 4G/LTE networks in Russia, bringing a further improvement in quality and availability of new services to our customers in a capital and cost efficient way.

Italy delivered a solid performance, in a continuing weak market. Fourth quarter organic mobile service revenue decreased 7% year on year, however this was a sequential improvement of 2 percentage points over the 3rd quarter. WIND’s customer base declined 3%, mainly due to lower gross additions in the market and a decrease in the number of secondary SIM cards previously used for on-net calls, however overall customer market share in Italy has again increased. EBITDA declined reflecting the fall in revenue, and data revenue grew by 16%. WIND remains the leader in customer satisfaction in the market. We have continued to invest in rolling out our 4G/LTE network and we now have 37% population coverage.

Our performance in the Africa & Asia Business Unit was impacted by weaker results in Algeria and Pakistan offsetting the strong performance in Bangladesh. In Algeria, Djezzy has maintained its strong market leadership position and leads in NPS. Fourth quarter organic service revenue declined 7% year on year, due to the earlier 3G launches by our competitors and aggressive price competition in the market. Underlying organic EBITDA decreased by 22% as a consequence of the large increase in frequency and network costs due to the roll out of 3G. Djezzy has now launched 3G services in 21 provinces including Algiers and other main cities and has received regulatory approval to launch new tariffs for both prepaid and postpaid customers. The recently announced transaction with the Fonds National d’Investissement (“FNI”) provides a more certain future for the business and enables us to start a full transformation program in Djezzy. In Pakistan, the 2G network modernization program has been completed. Service revenue grew 5% quarter on quarter, an improving trend. Customer growth slowed as a result of the Government’s requirement for biometric verification of all SIM cards, however Mobilink has maintained its customer market leadership position ending the year with 38.5 million customers. The company performed the fastest 3G roll-out in Pakistan and was the first to reach 2 million 3G customers. In Bangladesh, Banglalink had another strong quarter, gaining customer and service revenue market share. Organic service revenue growth was up 18% year on year and EBITDA growth was 38%. Data revenue increased 85% reflecting the first year of 3G services in the country. Banglalink’s leading NPS position in the market, was reflected in improving churn rates.

The transformation program that we announced for Kyivstar, in Ukraine, is making good progress despite the difficult operating environment. Kyivstar has maintained its market leadership and is the top rated operator in Ukraine for NPS, driven particularly by having the highest quality and most stable network, together with well perceived pricing initiatives. Service revenue declined organically by 2% year on year, with stable mobile service revenue. EBITDA was down 12% and the EBITDA margin decreased by 4.9 percentage points to 42.3%, mainly due to external factors such as a one-off charge relating to VAT expenses, the doubling of frequency fees, increase in electricity, maintenance and IT costs due to adverse currency movements. We are pleased to announce that we won a tender for a nationwide 3G license in Ukraine, where we see strong demand for mobile data services.

VimpelCom Ltd. 4Q 2014   |  3

The cost of the license will be UAH 2.7 billion. The tender results are subject to final approval by the National Commission for the State Regulation of Communications and Informatization of Ukraine.

In our CIS Business Unit, Kazakhstan delivered solid results with mobile service revenue growing by 2% and fixed-line revenue by 17% year on year. Mobile data revenue growth was 42%. Customer market share grew 3% in the 4th quarter, reflecting NPS leadership in the market. In the CIS Business Unit, underlying organic EBITDA growth was 3% with an EBITDA margin of 48.8%.

We have seen strong performances in many of our markets and we are benefitting from our network investment program and our focus on customer experience.

In April 2014, we announced that an agreement had been reached for Global Telecom Holding (“GTH”) to sell a 51% interest in Orascom Telecom Algérie SpA to the FNI. This transaction has now closed and the total net proceeds amounting to USD 3.8 billion, including dividends from OTA, have been used by GTH to pay down existing shareholder loans provided by VimpelCom. In July 2014, we also announced the completion of the second phase of the refinancing of our business in Italy. Taken together we anticipate that these actions will provide an annual enhancement to our net income of USD 0.5 billion.

Including our actions in Italy, we executed some USD 21 billion in financing activities in 2014, leading to a lower cost of debt and an improved maturity profile. Excluding our strong, standalone business in Italy, our net borrowings amounted to USD 6.7 billion, representing a net debt to EBITDA ratio of 1.2 times for the remainder of our businesses.

During the year, we have continued to execute on our portfolio review, disposing of our businesses in Canada, Central African Republic and Burundi.

We have also been focused on risk management and compliance across the group and are pleased with the progress we have made in these areas. In 2014, we re-assessed our approach and we have undertaken considerable change, establishing a more coordinated and expansive risk management and compliance framework. We have also added resources and ramped up training and awareness programs. We will continue to focus on this area of our business and view it as a critical part of our future development.

Our focus in 2015 will continue to be on improving the customer experience and further increases in our NPS. At the same time, we will keep a relentless focus on our costs, and we will seek further consolidation opportunities such as our network sharing agreement in Russia so that we can deliver better services in all of the markets where we operate. We expect the operating environment to remain difficult in 2015, however I am confident that we have the right strategy to deliver on our targets.

In 2015, we expect an improving organic trend in service revenue and we are targeting a flat to low single digit organic decline year on year. The EBITDA margin is expected also to be flat or slightly lower, and our target is for Earnings per Share to be between USD 0.35 and USD 0.40. We plan to continue our investments in high speed data networks to capture mobile data growth, which will result in a capital program of 20% of our revenue. Leverage for the total group is expected to increase to around 3.2 times net debt to EBITDA due to unfavorable currency movements. Excluding our stand alone business in Italy we expect the leverage to be approximately 1.7 times.”

VimpelCom Ltd. 4Q 2014 | 4

STRATEGIC UPDATE AND MAIN EVENTS

•	Successful closing of Algeria transaction

•	4G/LTE network sharing initiative with MTS launched in Russia

•	3G license awarded in Ukraine

•	4G/LTE launched in Georgia

•	Additional credit facility of USD 1 billion put in place

•	Update on Uzbekistan investigation

SUCCESSFUL CLOSING OF ALGERIA TRANSACTION

On January 30, 2015, the Company announced the closing of the sale by GTH of a 51% interest in Omnium Telecom Algeria SpA (“OTA”) to the Algerian National Investment Fund, Fonds National d’Investissement (the “FNI”), for USD 2.6 billion. GTH will continue to exercise operational control over OTA and, as a result, both GTH and VimpelCom will continue to fully consolidate OTA. At closing, GTH terminated its international arbitration against the Algerian State initiated on April 12, 2012 and the parties settled the arbitration and all related claims. Total net proceeds, including OTA dividends in respect of the financial years 2008-2013 paid to GTH, amounting to approximately USD 3.8 billion net of all taxes and after settlement of all outstanding disputes between the parties, as well as the payment of associated fines, have been used by GTH to pay down existing shareholder loans provided by VimpelCom to GTH. VimpelCom intends to use these proceeds to pay down debt.

4G/LTE NETWORK SHARING IN RUSSIA

In the fourth quarter, VimpelCom Russia and MTS announced an agreement under which they will jointly plan, develop and operate 4G/LTE networks in Russia. Under the terms of the agreement, between 2014 and 2016 MTS will build and operate 4G/LTE base stations in 19 regions and VimpelCom will build and operate 4G/LTE base stations in 17 regions of Russia. Within the first seven years of the project, VimpelCom Russia and MTS plan to share base stations, platforms, infrastructure and resources of the transportation network with each operator maintaining its own core network. Additionally, the agreement does not limit strategic development and investment opportunities for either party, allowing both to pursue the construction of base stations to provide additional coverage for their respective customers.

4G/LTE LAUNCH IN GEORGIA

On February 1, 2015, Beeline Georgia launched its commercial 4G/LTE mobile services in 30 cities, covering more than 40% of the population, and providing user-speed mobile data services of up to 70 Mbit/s on the

800 MHz band. This launch marks a substantial technological leap from prior 2G directly to 4G/LTE. The commercial launch occurred just three days after Beeline received its license. 4G/LTE services are expected to significantly improve customer experience and give new impetus to the Beeline Georgia business through the development of mobile data services.

3G LICENSE AWARDED IN UKRAINE

Recently Kyivstar was awarded a nationwide 3G license in Ukraine for UAH 2.7 billion (~USD 100 million). The tender results are subject to final approval by the National Commission for the State Regulation of Communications and Informatization of Ukraine. The Company has been preparing its mobile network for 3G and as the clear market leader it expects to benefit from the launch of 3G services in the second half of 2015.

USD 1 BILLION CREDIT FACILITY

On November 19, 2014, VimpelCom signed a new credit facility with the China Development Bank and the Bank of China in the amount of USD 1 billion. The facility, which has a tenor of eight years, is unsecured and guaranteed by VimpelCom Amsterdam B.V. The newly signed credit facility is in addition to the USD 0.5 billion credit facility signed with the China Development Bank in December 2012. In FY14, the Company financed a total of USD 21 billion in debt, reducing the cost of debt and substantially extending its debt maturity schedule.

UZBEKISTAN INVESTIGATION

As previously reported, the SEC, the DOJ and the Dutch public prosecutor’s office are conducting investigations relating to the Company’s operations in Uzbekistan. The Company has cooperated, and continues to cooperate, with the authorities in these investigations. The Company is also exploring the prospect of resolving the Company’s potential liabilities arising from the facts established in the investigations. We are unable to predict the duration, scope or results of the ongoing investigations or how the results of these investigations and/or any resolutions may impact the Company’s business, results of operations or financial condition. The

VimpelCom Ltd. 4Q 2014 | 5

Company expects to continue incurring costs related to the investigations, primarily professional fees and expenses, which may be significant. No provision relating to the investigations has been recorded in the Company’s unaudited financial results for the quarter and financial year ended December 31, 2014.

FOREIGN CURRENCY MANAGEMENT

The Company operates in many markets that have experienced a material depreciation of their local currency against the US dollar, especially in Russia and Ukraine. This has impacted the reported results substantially as the Russian ruble and the Ukrainian hryvnia depreciated against the US dollar by 72% and 97% respectively in 2014. The translation sensitivities to foreign exchange rates have been provided by the Company in previous quarterly earnings presentations. The Company has a hedging policy in place in which it hedges all its US dollar cash flow exposures six months forward, if feasible given regulations and market circumstances.

VimpelCom Ltd. 4Q 2014   |  6

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 4Q14

•	Revenue of USD 4.4 billion declined organically 3% YoY

•	EBITDA of USD 1.6 billion decreased organically 8% YoY due to the pressure on revenue and cost increases

•	EBITDA margin of 36.4%

•	Customer base grew 4.7 million YoY

•	Operating cash flow improved USD 1.1 billion YoY

•	Net debt / EBITDA stable QoQ at 2.5x, excluding Italy 1.2x

OPERATING FINANCIALS PER BUSINESS UNIT

USD mln	4Q14	4Q13	Reported YoY		Organic YoY	FY14	FY13	Reported YoY		Organic YoY
Total revenue	4,391	5,552	(21%)		(3%)	19,627	22,546	(13%)		(4%)
of which:
Russia	1,580	2,173	(27%)		3%	7,459	9,109	(18%)		(4%)
Italy	1,401	1,685	(17%)		(9%)	6,155	6,618	(7%)		(7%)
Africa & Asia	788	863	(9%)		(5%)	3,360	3,506	(4%)		(4%)
Ukraine	216	394	(45%)		(2%)	1,062	1,610	(34%)		(5%)
CIS	477	502	(5%)		4%	1,873	1,947	(4%)		4%
other	(71)	(65)				(282)	(244)
EBITDA	1,600	1,013	58%		(8%)	7,970	8,260	(4%)		(6%)
of which:
Russia	580	876	(34%)		0%	2,980	3,815	(22%)		(6%)
Italy	529	687	(23%)		(16%)	2,408	2,592	(7%)		(7%)
Africa & Asia	326	411	(21%)		(19%)	1,486	1,679	(12%)		(11%)
Ukraine	92	186	(51%)		(12%)	484	781	(38%)		(11%)
CIS	210	152	40%		52%	912	858	6%		15%
other[1]	(137)	(1,299)				(300)	(1,465)
EBITDA margin	36.4%	18.2%	18.2	pp		40.6%	36.6%	4.0	pp

[1]	Including Algeria adjustments

FINANCIAL AND OPERATING PERFORMANCE OVERVIEW 4Q14

As expected, total revenue in 4Q14 declined organically by 3% YoY, mainly due to performance and macro economic developments in Ukraine and Pakistan, the rolling effect from the 2013 price competition in Italy and the delayed 3G launch in Algeria, partly offset by the revenue growth in Russia, Bangladesh and CIS.

Total mobile customers increased 4.7 million YoY to 221.6 million by the end of 2014, with the largest absolute contribution coming from a substantial increase in customers in the Africa & Asia Business Unit.

EBITDA decreased organically 8% YoY to USD 1.6 billion reflecting the decline in revenue, higher network costs in Russia, increasing frequency costs in Ukraine and Algeria, additional network costs due to 3G expansions in Algeria, Pakistan and Bangladesh. However, reported EBITDA increased 58% YoY mainly due to the provision in 4Q13 of USD 1.3 billion for the Bank of Algeria fine, while in 4Q14 a provision of USD 50 million related to the settlement with Cevital was recorded.

The Russian Business Unit achieved organic revenue growth of 3% YoY, the first YoY increase since 3Q13 as the investments in high speed data networks and improved customer experience drove an increase in Net Promoter Score (NPS) and an improvement in churn. The customer base increased 0.7 million YoY. However, EBITDA decreased 5% YoYto RUB 27.0 billion , mainly due to the negative effect of the depreciation of the ruble against the US dollar which impacted costs, while network related costs also increased as a result of the accelerated high speed data network roll out. Excluding the negative effect of the weakened ruble, EBITDA would have been stable YoY. The Company expects the challenging macroeconomic environment will continue to pressure revenue and EBITDA margin in Russia in 2015.

In Italy, WIND delivered another quarter of solid performance in what remains a weak and challenging market. The effects of the intense price competition of 2013, the decline in pay-per-use SMS, and the lower customer base all impacted 4Q14 results. During the quarter, as already seen in the first nine months of the year, there was a reduction in gross additions in the market, as well as in the overall number of customers. However, WIND was again able to grow its customer market share. Mobile service revenue decreased 7% YoY in 4Q14 to EUR 746 million, representing a further

VimpelCom Ltd. 4Q 2014 | 7

two percentage point sequential QoQ improvement. The YoY decline was the result of the aforementioned 2013 price pressure, SMS revenue contraction and the impact of the launch in 2014 of new MVNOs specifically focusing on the ethnic segment. WIND’s mobile data revenue grew 16% YoY to EUR 152 million, driven by a 16% YoY growth in mobile broadband customers to more than 10 million. The decline in EBITDA was mainly due to the pressure on revenue, partially offset by cost efficiency measures, which included an innovative insourcing and productivity improvement plan launched in September. Reported EBITDA margin was 37.3%, with an underlying1 margin of 39.9%.

The performance of the Africa & Asia Business Unit was impacted by a slowdown in Algeria and Pakistan. As a result, revenue decreased 5% YoY organically to USD 788 million and EBITDA decreased 19% YoY organically to USD 326 million.

In Algeria, as expected, revenue declined 6% to DZD 34 billion due to the launch of 3G by competitors in December 2013, well ahead of Djezzy’s 3G launch in July 2014. Despite this, Djezzy maintained its leadership position. The closing of the transaction in Algeria enables the Company to start a full transformation program for the operations with increased investments in 2G and 3G and improved commercial offerings. However, the performance will not immediately improve, as competition remains intense following the introduction of 3G. In Pakistan, Mobilink completed its network modernization program in 4Q14 and secured its leading customer market share. In 4Q14, revenue was almost stable YoY at PKR 26 billion, an improving trend from previous quarters. In Bangladesh, banglalink again reported strong results following the successful turnaround with double-digit revenue and EBITDA YoY growth.

In Ukraine, good progress on the transformation announced in January 2014 has been made, despite the difficult operating environment, resulting in a leading position in NPS and improving operational trends. The ongoing situation in Ukraine and the resulting challenging environment led to more conservative spending behaviour by customers and a negative impact on Kyivstar’s financial results. Total revenue decreased 2% YoY to UAH 3.1 billion due to a decline in fixed-line revenue. Mobile service revenue increased slightly YoY to UAH 2.9 billion. EBITDA decreased 12% YoY to UAH 1.3 billion and EBITDA margin declined 4.9 percentage points YoY to 42.3%. These results were mainly due to external factors such as a one-off charge related to non-recoverable VAT expenses, doubled frequency fees starting from April 2014, increase in electricity tariffs and growth in maintenance and IT costs, which was mainly due to the effect of FOREX. Kyivstar continues to implement cost efficiency measures as part of the Operational Excellence program to support EBITDA margins. Kyivstar expects further improvement in customer experience after the recent award of a 3G license. Kyivstar has been preparing its mobile network to capture this market opportunity and expects to launch 3G services in the second half of 2015.

The CIS Business Unit delivered another quarter of good results driven by strong performance in Uzbekistan and solid results in Kazakhstan. The Company improved its market positions in most of the countries in the CIS despite a highly competitive environment. Total revenue increased 4% organically YoY and the customer base grew by 4% YoY. Mobile service revenue grew organically 4% YoY to USD 434 million driven by strong mobile data revenue organic growth of 24% YoY. In Kazakhstan, Beeline continued its successful turnaround and improved its market position against its main competitor despite the highly competitive market. EBITDA margin for the CIS Business Unit stood at 44.0%. Underlying EBITDA margin, excluding one-off charges, would have been 48.8%.

1)	net of the impact of the non-recurring items accounted for in 3Q14 but commercially related to 4Q14

VimpelCom Ltd. 4Q 2014   |  8

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES 4Q14

USD mln	4Q14	4Q13	YoY		Organic YoY
Total revenue	4,391	5,552	(21%)		(3%)
Mobile service revenue	3,565	4,455	(20%)		(2%)
EBITDA	1,600	1,013	58%		(8%)
EBITDA margin	36.4%	18.2%	18.2	pp
EBIT	(421)	(3,218)	n.m.
Financial income and expenses	(410)	(511)	(20%)
Net foreign exchange (loss)/gain and others	(185)	(265)	(30%)
Profit before tax	(1,016)	(3,994)	75%
Income tax expense	(41)	(1,257)	(97%)
Profit for the period	(1,057)	(5,251)	80%
Net income attributable to VimpelCom shareholders	(935)	(3,861)	76%

USD mln	4Q14	4Q13	YoY
Capital expenditures[1]	1,211	1,721	(30%)
Capital expenditures[1] excluding licenses	1,201	1,683	(29%)
Capex[1] excl licenses/Revenue	27%	30%

EBIT in 4Q14 was negative for USD 421 million, impacted by non-cash impairments amounting to USD 1.1 billion, including impairments of goodwill related to assets in Ukraine, Pakistan and Laos. The impairment on the assets in Ukraine was related to macroeconomic developments, an increase in inflation and foreign exchange rates forecasts. The impairment on the assets in Pakistan was related to macroeconomic developments, a need for more accelerated investments in 3G and weakened operational performance. The YoY comparison was positively impacted by the impairment in 4Q13 of USD 2.9 billion related to assets in Ukraine and Canada as well as the declining amortization applied to intangible assets associated with customer relationships as part of the Wind Telecom acquisition and adverse currency movements in 4Q14 and the accelerated depreciation in Pakistan in 4Q13.

Loss before tax in 4Q14 decreased 75% YoY to USD 1.0 billion. The YoY improvement was primarily the result of the lower impairments in 4Q14, lower financial expenses as result of the refinancing of Italy and positive fair value of derivatives, partly offset by higher foreign exchange losses, mainly due to depreciation of RUB against the USD.

Income tax expenses in 4Q14 decreased due to a decrease in withholding taxes on intercompany dividends from Russia and a decrease of taxable profit in Russia. The negative tax rate was impacted by non-deductible impairment losses. In addition, the effective tax rate in 4Q13 was negatively affected by the aforementioned non-deductible fine by the Bank of Algeria and the deferred tax liability on dividends from Algeria accounted for in the Financial Statements of 4Q13.

Net loss in 4Q14 decreased, mainly due to the significantly lower loss before tax, lower income tax charges, partly compensated by lower losses allocated to non-controlling interest.

CAPEX in 4Q14 decreased YoY to USD 1.2 billion due to depreciation of the RUB, EUR and UAH against the USD, more balanced spending throughout 2014, and the completion of 2G coverage and network modernization projects in Bangladesh in 3Q14. The Company plans to maintain its strategy to invest in high-speed data networks to capture mobile data growth, including the continued rollout of 4G/LTE networks in Russia and Italy and 3G networks in Algeria, Bangladesh, Pakistan and Ukraine.

VimpelCom Ltd. 4Q 2014   |  9

STATEMENT OF FINANCIAL POSITION & CASH FLOW 4Q14

USD mln	4Q14	3Q14	QoQ
Total assets	40,997	45,833	(11%)
Shareholders’ equity	4,893	7,868	(38%)
Gross debt	26,443	27,714	(5%)
Net debt	19,992	21,736	(8%)
Gross debt / LTM EBITDA[1]	3.3	3.2
Net debt / LTM EBITDA[1]	2.5	2.5

USD mln	4Q14	4Q13	YoY	FY14	FY13	YoY
Net cash from operating activities	1,398	2,010	(30%)	5,279	6,351	(17%)
Net cash used in investing activities	(906)	(1,503)	(40%)	(3,977)	(4,213)	(6%)
Net cash from/(used in) financing activities	261	(1,030)	n.m.	1,329	(2,575)	n.m.

1)	Normalized LTM EBITDA excluding one-off charges related to the Algeria resolution

Total assets decreased 11% QoQ in 4Q14 to USD 41 billion primarily as a result of the depreciation of RUB, EUR, UAH and DZD against the USD and impairments. Gross debt decreased 5% QoQ due to RUB and EUR depreciation against USD (for a detailed debt composition by the end of 2014, please see Appendix B “Debt Overview”). The Company’s cash position increased by 8% QoQ, mainly driven by positive operating cash flow and net proceeds from borrowings. Consequently, net debt decreased 8% QoQ to USD 20.0 billion and LTM EBITDA decreased by 7% QoQ, leading to the stable QoQ net debt to EBITDA ratio of 2.5x at the end of the fourth quarter.

Net cash from operating activities declined 30% mainly due to the decline in underlying EBITDA, one-off interest payments in Italy partly offset by lower income tax paid.

Net cash used in investing activities decreased mainly due to the lower YoY CAPEX in 4Q.

Net cash from financing activities improved YoY due to less borrowing repayments and fewer dividends in 4Q14 compared to 4Q13.

In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, we may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

VimpelCom Ltd. 4Q 2014   |  10

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS FY14

•	Revenue of USD 19.6 billion declined organically 4% YoY, in-line with 2014 target

•	EBITDA of USD 8.0 billion declined organically 6% YoY, in-line with 2014 target

•	Solid EBITDA margin of 40.6%

•	CAPEX to revenue of 20%

•	Operating cash flow of USD 4.1 billion

Total revenue declined 4% YoY organically, while reported revenue declined 13% due to the adverse impact of currency movements in 2014. Reported service revenue declined by 13% primarily as a result of the aforementioned currency movements as well as the impact of operational performance and macro-economic developments in Russia, Ukraine and Pakistan, the rolling effect from the 2013 price competition in Italy and the delayed 3G launch in Algeria. Organically service revenue declined 4% YoY.

In Russia, total revenue declined 3% YoY to RUB 282 billion, negatively impacted by the Company measures to eliminate unrequested services from content providers to Beeline customers, as well as lower sales from equipment. In Italy, total revenue was down 7% YoY to EUR 4.6 billion. The decrease was due to the persistent effect of cannibalization coming from the 2013 price competition, the reduction in the mobile customer base and the SMS substitution with OTT services. The Africa & Asia Business Unit realized a 4% YoY organic decline in revenue to USD 3.4 billion. In Algeria, total revenue declined 5% YoY to DZD 136 billion, due to the Company’s forced delayed commercial launch of 3G. In Pakistan, total revenue declined 6% to PKR 102 billion as a result of competitive pressure and a challenging regulatory environment with countrywide implementation of the biometric verification system leading to a YoY slowdown in customer base growth. Banglalink reported strong revenue growth of 11% YoY to BDT 44 billion in Bangladesh, which was driven by higher voice, interconnect and VAS revenue primarily due to strong YoY growth in the customer base, as well as strong mobile data revenue growth after the launch of 3G in 4Q13. The Ukraine business unit reported a 5% YoY decline in total revenue to UAH 12 billion, mainly due to lower mobile voice revenue, due to customers switching to cheaper bundled tariff plans, and to the difficult environment in Ukraine, leading to more conservative spending behavior by customers. The CIS Business Unit continued to deliver solid performance with revenue increasing organically by 4% YoY to USD 1.9 billion, supported by strong results in Kazakhstan and Uzbekistan.

EBITDA decreased organically 6% YoY in line with FY14 target, and reported EBITDA declined 4%. The reduction in EBITDA was mainly due to the decline in revenue, increase in frequency fees, higher network costs as well as the impact on costs of adverse currency movements.

EBITDA in the Russia Business Unit decreased by 8% YoY to RUB 112 billion, mainly due the negative effect of the depreciation of the ruble against the US dollar, which impacted costs, the decline in service revenue, the increased demand-driven network investments and the expansion of owned monobrand stores. In Italy, EBITDA decreased 7% YoY to EUR 1.8 billion mainly as a result of the revenue decline. The EBITDA of the Africa & Asia Business Unit declined organically by 11% YoY to USD 1.5 billion. In the Ukraine Business Unit, EBITDA decreased by 11% YoY to UAH 5.5 billion, mainly driven by the revenue decline and cost pressures due to the doubled frequency fees and increased utility costs. EBITDA organic growth in the CIS Business Unit was 15%, reaching USD 0.9 billion due to strong results in Kazakhstan and Uzbekistan.

VimpelCom Ltd. 4Q 2014   |  11

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES FY14

USD mln	FY14	FY13	YoY		Organic YoY
Total revenue	19,627	22,546	(13%)		(4%)
Mobile service revenue	15,810	18,152	(13%)		(4%)
EBITDA	7,970	8,260	(4%)		(6%)
EBITDA margin	40.6%	36.6%	4.0	pp
EBIT	2,586	346	n.m.
Financial income and expenses	(1,972)	(2,059)	(4%)
Net foreign exchange (loss)/gain and others	(795)	(311)	n.m.
Profit before tax	(181)	(2,024)	91%
Income tax expense	(722)	(2,064)	(65%)
Profit for the period	(903)	(4,088)	78%
Net income attributable to VimpelCom shareholders	(691)	(2,625)	74%

USD mln	FY14	FY13	YoY
Capital expenditures	4,255	4,309	(1%)
Capital expenditures excluding licenses	3,907	4,001	(2%)
Capex excl licenses/Revenue	20%	18%

EBIT was impacted by impairment charges of USD 1.0 billion in FY14, compared to impairment charges of USD 2.9 billion in FY13, despite adverse local currencies against the USD in FY14.

Loss before tax for FY14 amounted to USD 181 million negatively impacted by foreign exchange losses due to local currency deprecations against the USD in almost all countries and one-off charges related to the refinancing of Italy.

Income tax expenses in FY14 were lower due to a decrease in withholding taxes on intercompany dividends from Russia and due to a decrease in non-deductible impairment losses. In addition, the effective tax rate in FY13 was negatively affected by the aforementioned non-deductible fine from the Bank of Algeria and the deferred tax liability on dividends from Algeria accounted for in the Financial Statements of FY13.

Net loss for FY14 of USD 691 million as result of unfavorable foreign exchange movements, one-off costs related to the refinancing of Italy and impairments, more than offsetting the lower income tax expenses.

CAPEX, excluding licenses, in 2014 decreased slightly to USD 3.9 billion. However, CAPEX to revenue increased from 18% to 20%, following the Company’s strategy of investing in high speed data networks to capture mobile data growth, including the rollout of 3G and 4G/LTE networks in Russia, 3G networks in Algeria, Bangladesh and Pakistan, and continued investments in 4G/LTE in Italy.

VimpelCom Ltd. 4Q 2014   |  12

BUSINESS UNITS PERFORMANCE IN 4Q14

•	Russia

•	Italy

•	Africa & Asia

•	Ukraine

•	CIS

VimpelCom Ltd. 4Q 2014   |  13

RUSSIA – 4Q14

•	Continued focus on Customer Excellence led to increasing NPS and improving churn

•	Service revenue grew 3% YoY, the first increase in service revenue since 3Q13

•	Stable mobile service revenue YoY; solid mobile data revenue growth of 20% YoY

•	Mobile customers increased 0.7 million YoY, reaching 57.2 million

•	EBITDA decreased 5% YoY mainly driven by increased service costs due to FOREX, leading to an EBITDA margin of 36.6%

The Russian Business Unit continued to execute on its plan in 4Q14, focusing on driving Customer Excellence and implementing a cultural shift to a customer-centric organization. As expected, the year-on-year trend for the Company improved in 4Q14 compared to the first nine months of 2014 despite the slowdown in the macroeconomic environment. The Company expects the challenging environment will continue to put pressure on revenue and EBITDA margin in 2015.

Total revenue grew organically 3% YoY, adjusted for the positive impact of currency movements. Total revenue increased 5% YoY to RUB 73.9 billion. Mobile service revenue increased 0.2% YoY to RUB 56.4 billion, the first increase since the Company took measures to eliminate unrequested services from content providers to Beeline customers. Beeline’s mobile customers increased YoY by 0.7 million as churn improved 10 percentage points YoY to an annualized rate of 63%. Mobile voice revenue was down YoY due to declining prices and the migration of customers to the Company’s new and more attractive bundled price plans. As a result, ARPU declined 1% YoY to RUB 325. The mobile voice revenue decline was partially offset by a 20% YoY increase in mobile data revenue to RUB 10.5 billion, which was driven by mobile data traffic growth that more than doubled YoY. Mobile financial services (MFS) revenue increased by 8% YoY to RUB 738 million.

Fixed-line service revenue increased 15% YoY to RUB 14.2 billion mainly due to FOREX impact on USD denominated contracts. The fixed-line broadband customer base was stable YoY at 2.3 million, while fixed-line broadband ARPU increased 6% YoY to RUB 477. The Company´s strategy in the fixed-line business continues to be centered on increasing profitability in regions where it currently has significant market share.

EBITDA decreased 5% YoY to RUB 27.0 billion and EBITDA margin decreased 3.7 percentage points YoY to 36.6%. The decrease was primarily due to the negative effect of the depreciation of the ruble against the US dollar on roaming, interconnect costs and structural OPEX.

Network related costs also increased as a result of the recent accelerated high speed data network roll out. Excluding the negative effect of the weakened ruble, EBITDA would have been stable YoY and EBITDA margin would have decreased 1.2 percentage points.

Beeline achieved continued improvements in customer perception during the quarter with a further narrowing of the gap to its competitors in NPS, improved churn, and growth in the customer base YoY. VimpelCom’s investments in its high speed data network resulted in a leading NPS in mobile Internet in 4Q14 in Russia.

To increase the use of MFS among Beeline customers and offer a broader range of services designed to attract new customers, Beeline started rolling out the Beeline Card in 2014 and upgraded it with a credit overdraft option in 4Q14. The Beeline card, co-branded with MasterCard, combines the use of mobile balances for product and service payments with a loyalty bonus, which can be used for calling or data purchases. At the same time, Beeline continued to offer data devices to stimulate mobile data growth. In addition to the earlier launched Beeline branded 3G and Alcatel co-branded 4G/LTE smartphone, the Company introduced the Beeline Tab, which was the top-selling tablet in Russia in November 2014, according to GFK Agency.

Beeline also continued to invest in high-speed data networks and is on track with its plans for the accelerated roll out of 4G/LTE. The Company launched 4G/LTE in 46 regions by the end of December, an acceleration supported by the partnership with MTS for joint development and operation of 4G/LTE networks. The Company also increased the number of 3G base stations by 18% YoY in 4Q14 to 31k. FY14 total CAPEX to revenues was 22% in Russia, in line with 2014 target, despite the significant depreciation of the ruble against the US dollar.

VimpelCom Ltd. 4Q 2014   |  14

RUSSIA KEY INDICATORS

RUB mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	73,947	70,660	5%		281,898	289,910	(3%)
Mobile service revenue	56,360	56,253	0%		221,438	229,020	(3%)
Fixed-line service revenue	14,217	12,402	15%		52,064	49,413	5%
EBITDA	27,042	28,479	(5%)		111,935	121,422	(8%)
EBITDA margin	36.6%	40.3%	(3.7	pp)	39.7%	41.9%	(2.2	pp)
Capex	20,970	27,871	(25%)		61,310	58,792	4%
Capex/Revenue	28%	39%			22%	20%
Mobile
Total operating revenue	59,637	58,087	3%		229,266	239,852	(4%)
- of which mobile data	10,523	8,792	20%		38,065	31,688	20%
Customers (mln)	57.2	56.5	1%
- of which broadband (mln)	3.7	3.1	16%
ARPU (RUB)	325	327	(1%)
MOU (min)	316	293	8%
Fixed-line
Total operating revenue	14,309	12,574	14%		52,632	50,058	5%
Broadband revenue	3,230	3,152	2%		12,771	12,632	1%
Broadband customers (mln)	2.3	2.3	0%
Broadband ARPU (RUB)	477	451	6%

VimpelCom Ltd. 4Q 2014   |  15

ITALY – 4Q14

•	Solid performance with improving trend in a challenging market

•	Further improvement in mobile service revenue YoY trend versus 3Q14

•	Solid data revenue growth: mobile broadband up 16% YoY and fixed broadband up 4% YoY

•	Total revenue of EUR 1.1 billion, down 9% YoY; underlying1 decline of 5% YoY

•	EBITDA at EUR 418 million down 6.5% YoY on an underlying basis, improving sequentially

In 4Q14 WIND delivered a solid performance in what remains a weak and challenging market. The effects of the intense price competition of 2013, the decline in pay-per-use SMS and the lower customer base all impacted 4Q14 results. During the quarter, as already seen during the first nine months of the year, the market witnessed a reduction in gross additions and in the overall number of customers. The Company expects that the market will continue to stabilize.

Total revenue in 4Q14 decreased 9% YoY to EUR 1.1 billion. Underlying total revenue, net of the impact of the non-recurring revenue accounted in 3Q14, declined 5% YoY. Service revenue was down 7% confirming the improvement in trend versus the previous quarter driven by better performance in the mobile segment. The service revenue decrease was due to the persisting effect of cannibalization coming from the 2013 price pressure, the reduction in mobile customer base and the SMS substitution with OTT services.

Mobile service revenue decreased 7% YoY in 4Q14 to EUR 746 million, displaying a further 2 percentage points sequential QoQ improvement, affected by the aforementioned 2013 price pressure, SMS revenue contraction and the impact of the launch in 2014 of new MVNOs specifically targeting the ethnic segment. WIND’s mobile data revenue grew 16% YoY to EUR 152 million, driven by a 16% YoY growth in mobile broadband customers to more than 10 million.

In 4Q14, WIND’s mobile customer base declined YoY to 21.6 million mainly due to lower gross additions in the market and a decrease in the number of secondary SIM cards previously used for specific on-net calls. Despite the reduction of its customer base WIND was able to further increase its customer market share.

In 4Q14, mobile ARPU declined 4% YoY to EUR 11.4 with data ARPU reaching 40% of total mobile ARPU, partially offsetting the decline in voice ARPU.

In the fourth quarter WIND confirmed its leadership in terms of customer satisfaction and NPS leading to a churn improvement both YoY (1.9 p.p.) and QoQ (0.4 p.p.).

In fixed-line, service revenue decreased 9% YoY to EUR 292 million mostly due to the decline in the less profitable indirect customer base and continued decline in voice volumes resulting from fixed to mobile substitution. Fixed broadband revenue increased 4% YoY to EUR 140 million with both broadband LLU customers and dual play customers growing by 2% YoY.

WIND’s reported EBITDA in 4Q14 decreased 16% YoY to EUR 418 million. On an underlying basis, net of the impact of the non-recurring items accounted for in 3Q14 but commercially related to 4Q14, the EBITDA trend continued to improve sequentially to minus 6.5% YoY (3Q14 -7.3%; 2Q14 -8.4%). The decline in EBITDA was mainly due to the pressure on revenue, partially offset by cost efficiency measures, which included an innovative insourcing and productivity increase plan launched in September. Reported EBITDA margin was 37.3%, with an underlying margin of 39.9%.

In 2014, WIND invested EUR 757 million in expanding its 4G/LTE coverage, as well as in increasing the capacity and coverage of the existing HSPA+ network. In line with the strategy of being a smart and fast follower, WIND 4G/LTE coverage reached 37% of the population at the end of 2014.

1)	net of the impact of the non-recurring items accounted for in 3Q14 but commercially related to 4Q14

VimpelCom Ltd. 4Q 2014   |  16

ITALY KEY INDICATORS

EUR mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	1,123	1,237	(9%)		4,633	4,983	(7%)
Mobile service revenue	746	800	(7%)		2,975	3,282	(9%)
Fixed-line service revenue	292	320	(9%)		1,192	1,295	(8%)
EBITDA	418	500	(16%)		1,804	1,944	(7%)
EBITDA margin	37.3%	40.4%	(3.1	pp)	39.0%	39.1%	(0.1	pp)
C apex[1]	261	291	(10%)		757	789	(4%)
C apex1/Revenue	23%	23%			16%	16%
Mobile
Total revenue	820	907	(10%)		3,328	3,648	(9%)
C ustomers (mln)	21.6	22.3	(3%)
- of which broadband (mln) [2]	10.2	8.8	16%
ARPU (€ )	11.4	11.9	(4%)
MOU (min)	274	256	7%
Fixed
Total revenue	302	330	(8%)		1,305	1,335	(2%)
Total voice customers (mln)	2.8	3.0	(5%)
ARPU (€ )	29	30	(5%)
Broadband customers (mln)	2.2	2.2	(0%)
Broadband ARPU (€ )	22	21	5%
Dual-play customers (mln)	1.9	1.9	2%

1)	CAPEX in FY13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone; excluding FOC assets
2)	Mobile broadband include customers that have performed at least one mobile Internet event in the previous month

VimpelCom Ltd. 4Q 2014   |  17

AFRICA & ASIA – 4Q14

•	Successful closing of the transaction in Algeria strengthens Djezzy’s position and prospects for growth

•	Double-digit revenue growth in Bangladesh and improving trend in Pakistan more than offset by the competitive pressure in Algeria resulting in a revenue decrease of 5% YoY to USD 788 million

•	EBITDA decreased organically 19% YoY to USD 326 million; EBITDA margin was 41.4%

•	Customer base grew 4% YoY to reach 90 million

In 4Q14, as expected, VimpelCom improved its strong number two market position in Bangladesh and secured its leading market position in Pakistan. In January 2015, VimpelCom announced the successful closing of the transaction in Algeria, the sale of a 51% interest to the Fonds National d’Investissement (the “FNI”). The partnership with the FNI strengthens Djezzy’s position and prospects with greater opportunities to build and strengthen its operation in Algeria. The closing enables the Company to start a full transformation program in Djezzy.

The double-digit revenue growth in Bangladesh and improving trend in Pakistan was more than offset by the market challenges and competitive pricing in Algeria, resulting in a revenue decrease in the Africa & Asia Business Unit of 5% YoY to USD 788 million. Reported revenue declined 9% YoY due to the additional impact of currency devaluation in Algeria. Mobile data revenue growth was strong in all markets, increasing organically 22% YoY. The customer base in the Africa & Asia business unit increased 4% YoY to 90 million driven by strong growth in all countries, particularly in Bangladesh.

EBITDA decreased organically 19% YoY as EBITDA was negatively impacted by higher network costs and higher frequency fees in Algeria. On a reported basis, EBITDA decreased 21% to USD 326 million, resulting in an EBITDA margin of 41.4%.

CAPEX in 2014 almost doubled compared to the previous year to USD 1.2 billion, due to the 3G network roll out in Algeria, Bangladesh and Pakistan as well as the investments in the network modernization in Pakistan. The Company continues to invest in high-speed data networks in all three markets to capture mobile data growth.

The following analysis of the performance in the operating units is in local currencies except when stated otherwise.

ALGERIA (“DJEZZY”)

In 4Q14, Djezzy’s revenue decreased 6% YoY, mainly due to the Company’s delayed commercial launch of 3G. Following the launch in July 2014, Djezzy grew its mobile customer base by 5% YoY to 18.4 million in 4Q14, the second consecutive quarter of growth. In total Djezzy had 1.2 million 3G customers at the end of 2014.

The market remained challenging in 4Q14 with continued aggressive price competition, resulting in a service revenue decline of 7% YoY. Mobile ARPU decreased 12% YoY due to the churn of high-value customers as a result of the delayed 3G services. Djezzy launched a new prepaid offer “Go”, which achieved encouraging uptake. Djezzy also launched an unlimited postpaid offer “Infinity” at the end of December, which was supported by OTT partnerships with WhatsApp, Opera Mini and the 3G “Be-Djezzy” applications. Mobile data revenue increased by 36% QoQ.

EBITDA, excluding 4Q13 and 4Q14 adjustments of the Algeria transaction, decreased 22% YoY, adversely impacted by higher network costs, due to the 3G roll-out, higher frequency costs and HR costs.

The investments in the high-speed 3G network increased CAPEX to USD 415 million in FY14 and CAPEX to revenue has also grown from 5% to 25%. Currently, Djezzy’s 3G services are available in 21 provinces, including the largest four provinces in terms of population.

Philip Tohme, CEO of OTA, will be departing Djezzy at the end of February. Vincenzo Nesci, Executive Chairman of OTA, will assume his responsibilities.

PAKISTAN (“MOBILINK”)

In 4Q14, Mobilink completed its 2G network modernization, improving the capacity of its network and secured its leading customer market share.

Mobilink’s revenue decreased 1% YoY mainly due to lower VAS revenue, resulting from management’s decision to shift to a fully transparent charging regime, and lower voice revenue, due to price competition. Mobilink’s service revenue increased 5% QoQ and decreased 2% YoY, showing an improved YoY trend. Mobile data revenue increased by 58% YoY due to attractive data bundles, promotions with free trial periods, iPhone6 launch and 3G network expansion. MFS revenue increased four times due to successful retail

VimpelCom Ltd. 4Q 2014 | 18

promotions along with increased active agent base and footprint. MFS now represents 2% of total service revenue. In addition, Mobilink made a strategic decision to exit from the International Clearing House (ICH), which resulted in higher international incoming revenue in 4Q14. Consequently, the increase in data, MFS and international incoming revenue offset the decline in voice and VAS revenue.

ARPU decreased 7% YoY due to price dilution in an aggressive market as competitors actively matched offers. The customer base increased 2% YoY. Mobilink maintains a policy of price simplicity and transparency, consequently closing the gap in NPS for four quarters in a row.

EBITDA increased slightly YoY to PKR 10 billion, mainly due to a one-off adjustment related to intercompany charges between Mobilink and GTH in 4Q13.

CAPEX in FY14 almost doubled to USD 352 million, mainly due to the 2G network modernization and 3G roll out.

The government put in place additional security measures after the terrorist attack on a school in Peshawar, in particular biometric verifications for all mobile subscriptions, which requires verification of all existing customers. Consequently, customer growth is expected to slow down in 2015.

BANGLADESH (“BANGLALINK”)

Banglalink continued to improve its market position in 2014, demonstrating strong performance with double-digit YoY growth.

In 4Q14, Banglalink’s revenue increased 14% YoY driven by a growth in ARPU of 10% YoY and 7% YoY growth in customer base to 30.8 million. Banglalink maintained its leading NPS in the market. The superior customer experience is a result of attractive 3G offers and affordable smartphone promotions. Since the 3G launch a year ago, data revenue has increased 85% YoY in 4Q14. This is the result of the widest 3G network in the country and attractive data bundles, which enabled data traffic monetization.

EBITDA increased 38% YoY driven by revenue growth and savings on customer acquisition costs due to the optimization of the distribution.

CAPEX increased YoY in FY14 to USD 178 million, as 2G coverage and modernization projects along with the 3G network rollout were completed in 2014.

VimpelCom Ltd. 4Q 2014   |  19

AFRICA & ASIA KEY INDICATORS

USD mln	4Q14	4Q13	YoY		Organic YoY	FY14	FY13	YoY		Organic YoY
Total revenue	788	863	(9%)		(5%)	3,360	3,506	(4%)		(4%)
Mobile service revenue	781	830	(6%)		(4%)	3,297	3,435	(4%)		(4%)
EBITDA	326	411	(21%)		(19%)	1,486	1,679	(12%)		(11%)
EBITDA margin	41.4%	47.6%	(6.2	pp)		44.2%	47.9%	(3.7	pp)
Capex	258	330	(22%)			1,253	610	105%
Capex1/Revenue	33%	34%	(3%)			28%	13%	115%
Mobile customers (mln)	90.0	86.9	4%

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	34	36	(6%)		136	143	(5%)
Mobile service revenue	33	36	(7%)		135	143	(5%)
EBITDA	17	22	(22%)		73	85	(14%)
EBITDA margin	49.8%	60.1%	(10.3	pp)	53.5%	59.1%	(5.6	pp)
CAPEX (USD mln)[1]	109	51	114%		415	84	n.m.
CAPEX/Revenue	28%	11%			25%	5%

PAKISTAN

PKR bln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	26	26	(1%)		102	108	(6%)
Mobile service revenue	24	25	(2%)		98	104	(6%)
EBITDA	10	9	6%		39	45	(13%)
EBITDA margin	41.5%	38.5%	3.0	pp	40.0%	42.8%	(2.8	pp)
CAPEX (USD mln)[1]	89	90	(1%)		352	190	85%
CAPEX/Revenue	36%	37%			35%	18%

BANGLADESH

BDT bln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	11	10	14%		44	39	11%
Mobile service revenue	11	9	18%		43	39	11%
EBITDA	5	3	38%		17	15	17%
EBITDA margin	40.8%	33.7%	7.1	pp	38.9%	37.1%	1.8	pp
CAPEX (USD mln)[1]	59	94	(37%)		178	133	34%
CAPEX/Revenue	40%	73%			32%	26%

1)	CAPEX excl. licenses

VimpelCom Ltd. 4Q 2014   |  20

UKRAINE – 4Q14

•	Good progress on transformation program in Ukraine, which led to continued improvements in NPS, churn and market position

•	Mobile customer base increased 2% YoY to 26.2 million

•	Mobile service revenue stable at UAH 2.9 billion

•	EBITDA declined 12% YoY to UAH 1.3 billion; EBITDA margin of 42.3%

The ongoing situation in Ukraine and the resulting challenging environment led to more conservative spending behavior by customers and a negative impact on Kyivstar’s financial results. Despite the situation, the Company made good progress on its transformation program and continued to deliver on its plans of improving customer satisfaction and strengthening its market position. Kyivstar increased its customer base YoY driven by the best quality and most stable network, favorable pricing initiatives, and the leading NPS in the market. Annualized churn continued its positive trend during the fourth quarter, improving by 7 percentage points YoY to 27%, despite the negative effect on churn from the disconnection of Crimea customers due to the network shutdown.

Kyivstar has been awarded a 3G license and won 2x 15 MHz in the 2,100 MHz bandwidth. The license fee amounts to UAH 2.7 billion (~USD 100 million) and the license term is 15 years. The tender results are subject to final approval by the National Commission for the State Regulation of Communications and Informatization of Ukraine. The Company expects further improvement in customer experience. Smartphone penetration in the customer base was already at 23% at the end of 4Q14, providing strong fundamentals for attractive mobile data revenue growth going forward. Kyivstar has been preparing its mobile network to capture this market opportunity and expects to launch 3G services in the second half of 2015.

Total revenue decreased 2% YoY to UAH 3.1 billion due to a decline in fixed-line revenue. Mobile service revenue was stable YoY at UAH 2.9 billion positively impacted by increased interconnect revenue, as well as 7% YoY mobile data revenue growth to UAH 256 million, which was offset by declines mobile voice, guest roaming and VAS revenue due to more conservative customer spending behavior and fewer tourist visits to Ukraine, as well as the negatively impact from the situation in Crimea.

Kyivstar’s mobile customer base increased 2% YoY to 26.2 million driven by YoY churn improvement and successful customer acquisition as a result of the Company’s high quality and stable mobile network. Mobile ARPU declined 1% YoY to UAH 36 mainly due to more conservative spending behavior by customers.

Fixed-line service revenue decreased 20% YoY to UAH 225 million due to a decrease in transit traffic termination, which was partly offset by the growth in fixed residential broadband (FTTB) revenue, which continued to outgrow the market, increasing 4% YoY to UAH 111 million. This increase was driven by 7% growth YoY in the fixed broadband customer base to 813 thousand, which was partially offset by a decline in fixed broadband ARPU of 5% YoY to UAH 46.

EBITDA decreased 12% YoY to UAH 1.3 billion and EBITDA margin declined 4.9 percentage points YoY to 42.3%. This decline was mainly attributable to external factors such as a one-off charge related to non-recoverable VAT expenses, frequency fees having doubled in April 2014, an increase in electricity tariffs, and growth in maintenance and IT, mainly due to the effect of FOREX. Excluding the one-off VAT charge, EBITDA would have decreased by 5% YoY and EBITDA margin would have been 45.6%. The Company continues to implement cost efficiency measures as part of the Operational Excellence program to support EBITDA margins.

Kyivstar continued modernizing its network to prepare for 3G and future mobile data growth in 2014. FY14 CAPEX was stable YoY at UAH 1.7 billion and was only 14% of revenue. Operating cash flow in FY14 was 32%.

The Company expects that the environment will remain challenging.

VimpelCom Ltd. 4Q 2014   |  21

UKRAINE KEY INDICATORS

UAH mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	3,095	3,149	(2%)		12,231	12,871	(5%)
Mobile service revenue	2,863	2,856	0%		11,190	11,579	(3%)
Fixed-line service revenue	225	282	(20%)		1,017	1,102	(8%)
EBITDA	1,311	1,487	(12%)		5,526	6,239	(11%)
EBITDA margin	42.3%	47.2%	(4.9	pp)	45.2%	48.5%	(3.3	pp)
Capex	554	447	24%		1,657	1,690	(2%)
Capex/Revenue	18%	14%			14%	13%
Mobile
Total operating revenue	2,870	2,866	0%		11,212	11,768	(5%)
Customers (mln)	26.2	25.8	2%
ARPU (UAH)	36.1	36.5	(1%)
MOU (min)	524	504	4%
Fixed-line
Total operating revenue	225	283	(20%)		1,020	1,103	(8%)
Broadband revenue	110.8	107.0	4%		443.4	407.6	9%
Broadband customers (mln)	0.8	0.8	7%
Broadband ARPU (UAH)	45.5	48.1	(5%)

VimpelCom Ltd. 4Q 2014   |  22

CIS – 4Q14

•	Solid results, total revenue increased organically by 4% YoY

•	Mobile customers increased 4% YoY to 26.5 million; customer growth in all CIS markets

•	Strong mobile data revenue growth of 24% YoY

•	EBITDA reached USD 210 million with organic increase of 3% YoY adjusted for one-offs; EBITDA margin of 44.0%

•	Continued robust results in Kazakhstan

VimpelCom improved its market position in five countries in the CIS in 4Q14 despite the highly competitive environment. Mobile data revenue growth was strong in all CIS markets. EBITDA margins and cash flows were also robust as a result of efficiencies achieved through the Company’s Operational Excellence and Capital Efficiency programs.

Total revenue increased organically 4% YoY, while total reported revenue declined 5% YoY to USD 477 million, mainly due to currency devaluation in Kazakhstan and Kyrgyzstan. Mobile service revenue increased organically 4% YoY to USD 434 million driven by strong mobile data revenue organic growth of 24% YoY. The CIS Business Unit grew its mobile customer base 4% YoY to 26.5 million with increases across all operations, supported by a significant improvement in churn in almost all countries.

Reported EBITDA increased 40% YoY and EBITDA margin stood at 44.0%. Adjusted for one-off charges in 4Q13 related to a write-off of CAPEX to OPEX in Uzbekistan of USD 93 million, a negative one-off charge in Armenia in 4Q14 related to VAT provisioning of USD 6 million, and a negative one-off charge in Kazakhstan of USD 13 million related to adjustment of technical maintenance of software from CAPEX to OPEX in 4Q14, underlying EBITDA increased organically 3% YoY and EBITDA margin would have been 48.8%.

FY14 CAPEX to revenue for the CIS Business Unit was 14%. The following analysis of the performance in the operating units is in local currencies except when stated otherwise.

KAZAKHSTAN

In Kazakhstan, Beeline continued to improve its market position against its main competitors despite the highly competitive market. Customers continued to be attracted to Beeline’s value proposition as a result of the ongoing transition to bundled tariff plans, as well as its new data products. As a result of this attractive value proposition and the Company’s good quality network, Beeline remains the solid leader in NPS in Kazakhstan. At the end of 4Q14, bundle penetration in the customer base was at 50%. Total revenue in Kazakhstan increased 4% YoY in 4Q14 to KZT 35 billion driven by 2% YoY growth in mobile service revenue and a 17% YoY increase in fixed-line service revenue. The mobile customer base increased 7% YoY to 9.8 million and mobile ARPU decreased 6% YoY to KZT 1,041 due to a decrease in interconnect revenue.

Mobile service revenue growth was mainly driven by mobile data revenue growth of 42% YoY as a result of both an increase in data users and data ARPU. Annualized churn stood at 55%, up 4 percentage points YoY as a result of increased gross additions in 2Q14 and 3Q14. The strong growth in fixed-line service revenue was due to the increasing FTTB revenue, mainly driven by 18% YoY customer growth and growth in B2B and B2O revenue.

EBITDA decreased 13% YoY to KZT 14.0 billion and EBITDA margin decreased 7.5 percentage points to 40.2% due to the aforementioned one-off charge. Underlying EBITDA excluding the one-off adjustments increased 2% YoY and EBITDA margin would have been 47.1%, down 0.6 percentage points YoY.

CAPEX was KZT 10.1 billion and CAPEX to revenue in FY14 was 15% in Kazakhstan.

UZBEKISTAN

Beeline reported strong results in Uzbekistan, as operations were not yet significantly impacted by the market entry of a third mobile operator in December 2014. Mobile service revenue increased 8% YoY to USD 184 million driven by a 6% YoY improvement in ARPU to USD 6 and a 1% YoY increase in the customer base to 10.6 million. The ARPU increase was mainly driven by a strong 31% YoY increase in mobile data revenue to USD 36 million. EBITDA in 4Q14 stood at USD 115 million, leading to an EBITDA margin of 61.6%. Normalizing for the one-off charge in 4Q13 related to a reclassification of CAPEX to OPEX, EBITDA would have increased 1.6% YoY.

FY14 CAPEX declined 44% YoY due to capital efficiencies. The entrance of the third mobile operator in the market is expected to impact results in 2015. In addition, a fourth operator is expected to enter the market in 2015, further increasing competition. Beeline aims to maintain its leading market position in Uzbekistan by focusing on customer retention and high value customers.

VimpelCom Ltd. 4Q 2014   |  23

KYRGYZSTAN

Mobile service revenue in Kyrgyzstan increased 18% YoY to KGS 2.5 billion mainly due to increasing interconnect revenue, but also as a result of growth in mobile data revenue of 36% YoY and growth in VAS revenue. This was offset in part by declining voice revenue as a result of declining prices and the migration of customers to the Company’s more attractive price plans. The mobile customer base increased 3% YoY to 2.7 million due to Beeline’s on-net and data offerings. ARPU increased 13% YoY to KGS 310 as a result of increased interconnect. Churn declined 5 percentage points YoY as a result of the leading position in NPS, supported by the high quality network and attractive pricing.

EBITDA increased 44% and EBITDA margin increased by 9.2 percentage points to 52.0% due to the growth in interconnect revenue. Also, the Company is continuing its effective OPEX and commercial cost control.

ARMENIA

Mobile service revenue in Armenia decreased 6% YoY to AMD 6.2 billion in 4Q14 due to a decline in voice revenue. Mobile data revenue growth was 15% YoY to AMD 634 million. NPS dynamics in Armenia improved and the gap to the leader in the market narrowed during the quarter. As a result, annualized churn improved to 44% in 4Q14 from 50% in 4Q13 and mobile customers increased by 12% YoY. Fixed-line service revenue decreased 13% due to a decline in voice revenue and the reduction in the customer base, partly offset by growth in transit traffic termination revenue.

EBITDA declined 54% YoY and EBITDA margin declined by 17.3 percentage points to 17.9%, mainly due to a negative one-off charge of USD 6 million, related to a VAT provisioning. Excluding this one-off VAT charge, EBITDA would have declined by 7% YoY.

TAJIKISTAN

In Tajikistan, mobile service revenue decreased 8% YoY to USD 33 million in 4Q14 as a result of lower incoming international traffic due to less migrants abroad, partially offset by an increased local customer base of 2% YoY to 1.3 million. ARPU decreased 10% YoY to USD 8.6.

EBITDA decreased 27% YoY, while EBITDA margin decreased 9.7 percentage points to 38.5% as a result of the pressure on revenue and the increase of interconnect costs.

GEORGIA

The Company’s mobile service revenue increased by 4% YoY to GEL 35 million as a result of increased guest roaming and interconnect revenue, in part offset by declining voice and other VAS revenue. The Company grew its mobile customer base 15% YoY to 1.3 million due to its attractive customer value proposition. ARPU declined 18% YoY to GEL 8.

EBITDA decreased 23% YoY to GEL 8 million and EBITDA margin decreased 7.2 percentage points YoY to 21.4%.

In February, Beeline launched the first 4G/LTE network in Georgia, which was awarded by the Georgian National Communications Commission on January 29, 2015 and is valid for 15 years. Beeline Georgia’s 4G/LTE network is available in 30 cities on the 800 MHz band, covering more than 40% of the country’s population. The 4G/LTE launch represents a technological leap from the current 2G voice-only networks focused on voice services directly to 4G/LTE and the expanded network services will significantly improve the customer experience.

VimpelCom Ltd. 4Q 2014   |  24

CIS KEY INDICATORS

USD mln	4Q14	4Q13	YoY		Organic YoY	FY14	FY13	YoY		Organic YoY
Total revenue	477	501	(5%)		4%	1,873	1,946	(4%)		4%
Mobile service revenue	434	455	(5%)		4%	1,700	1,773	(4%)		4%
Fixed-line service revenue	41	42	(3%)		10%	165	162	2%		11%
EBITDA	210	150	40%		52%	912	856	6%		15%
EBITDA margin	44.0%	30.0%	14.0	pp		48.7%	44.0%	4.7	pp
Capex	121	62	81%			268	370	(30%)
Capex/Revenue	25%	12%				14%	19%
Mobile
Customers (mln)	26.5	25.4	4%
- of which broadband (mln)	14	13	4%
Fixed
Broadband customers (mln)	0.4	0.4	7%
Broadband revenue	14.1	15.4	(8%)			56.1	59.4	(5%)

For details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	34,965	33,730	4%		135,266	127,748	6%
Mobile service revenue	31,148	30,482	2%		120,513	115,835	4%
Fixed-line service revenue	3,769	3,214	17%		14,565	11,781	24%
EBITDA	14,061	16,101	(13%)		62,492	59,427	5%
EBITDA margin	40.2%	47.7%	(7.5	pp)	46.2%	46.5%	(0.3	pp)
Capex (USD mln)	57	58	(1%)		109	159	(32%)
Capex / Revenue	30%	26%			14%	19%

UZBEKISTAN

USD mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	186	173	7%		718	673	7%
Mobile service revenue	184	171	8%		710	664	7%
Fixed-line service revenue	2	2	(10%)		7	8	(10%)
EBITDA	115	21	n.m.		461	347	33%
EBITDA margin	61.6%	11.9%	49.7	pp	64.2%	51.5%	12.7	pp
Capex (USD mln)	28	(17)	n.m.		79	142	(44%)
Capex / Revenue	15%	(10%)			11%	21%

VimpelCom Ltd. 4Q 2014   |  25

CONFERENCE CALL INFORMATION

On February 25, 2015, the Company will host an analyst & investor presentation in London on its fourth quarter and full year 2014 results at 2:00 pm CET (1:00 pm GMT), which can be followed via Internet or conference call.

The call and slide presentation may be accessed at http://www.vimpelcom.com.

2:00 pm CET investor and analyst conference call

US call-in number: +1 (877) 616-4476

Confirmation Code: 80666172

International call-in number: + 1 (402) 875-4763

Confirmation Code: 80666172

The conference call replay and the slide presentations webcast will be available until March 15, 2015. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay Number: +1 (855) 859-2056

Confirmation Code: 80666172

International Replay Number: +1 (404) 537-3406

Confirmation Code: 80666172

CONTACT INFORMATION

INVESTOR RELATIONS	MEDIA AND PUBLIC RELATIONS
Gerbrand Nijman / Remco Vergeer	Bobby Leach / Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 4Q 2014   |  26

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to, among other things, the Company’s anticipated performance, future market developments and trends, its intended use of proceeds from the Algeria transaction, anticipated interest cost savings, operational and network development and anticipated benefits from network investment, expectations regarding its 4G/LTE agreement with MTS, anticipated benefits from 3G services in Ukraine and 4G/LTE services in Georgia, expectations regarding ongoing investigations of the SEC, the DOJ and the Dutch public prosecutor’s office, and the Company’s ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims forward looking statements speak only as of the date hereof, and the obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom, headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 739 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2014 VimpelCom had 222 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

VimpelCom Ltd. 4Q 2014   |  27

CONTENT OF THE ATTACHMENTS

Attachment A	Financial Schedules	29

Attachment B	Debt Overview	32

Attachment C	Country units key indicators CIS and Africa & Asia	35

Attachment D	Reconciliation Tables	38
	Average Rates of Functional Currencies to USD (EBITDA)

Attachment E	WIND Telecomunicazioni group condensed financial statement of income	40

Attachment F	Definitions	41

For more information on financial and operating data for specific countries, please refer to the supplementary file

Factbook4Q2014.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 4Q 2014   |  28

ATTACHMENT A: FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

USD mln	4Q14	4Q13	FY14	FY13
Total operating revenue	4,391	5,552	19,627	22,546
of which other revenue	32	120	383	292
Operating expenses
Service costs, equipment and accessories	1,144	1,416	4,932	5,913
Selling, general and administrative expenses	1,647	3,123	6,725	8,373
Depreciation	623	810	2,839	3,050
Amortization	324	458	1,479	1,791
Impairment loss	1,051	2,906	992	2,973
Loss on disposals of non-current assets	23	57	74	100
Total operating expenses	4,812	8,770	17,041	22,200
Operating profit	(421)	(3,218)	2,586	346
Finance costs	415	532	2,026	2,150
Finance income	(5)	(21)	(54)	(91)
Other non-operating losses/(gains)	(139)	194	152	172
Shares of loss of associates and joint ventures accounted for using the equity method	(4)	47	38	159
Net foreign exchange (gain)/ loss	328	24	605	(20)
Profit before tax	(1,016)	(3,994)	(181)	(2,024)
Income tax expense	41	1,257	722	2,064
Profit for the period	(1,057)	(5,251)	(903)	(4,088)
Non-controlling interest	(122)	(1,390)	(212)	(1,463)
Net income attributable to VimpelCom shareholders	(935)	(3,861)	(691)	(2,625)

VimpelCom Ltd. 4Q 2014   |  29

ATTACHMENT A: FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	31 December 2014	31 December 2013
Assets
Non-current assets
Property and equipment	11,849	15,493
Intangible assets	7,717	9,837
Goodwill	10,285	14,709
Investments in associates and joint ventures	265	449
Deferred tax asset	575	295
Income Tax advances, non-current	91	53
Financial assets	602	262
Other non-financial assets	26	16
Total non-current assets	31,410	41,114
Current assets
Inventories	117	192
Trade and other receivables	1,841	2,407
Other non-financial assets	797	789
Current income tax asset	219	335
Other financial assets	266	441
Cash and cash equivalents	6,342	4,454
Total current assets	9,582	8,618
Assets classified as held for sale	5	144
Total assets	40,997	49,876
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	4,893	9,733
Non-controlling interests	(952)	(655)
Total equity	3,941	9,078
Non-current liabilities
Debt	23,654	25,557
Other financial liabilities	282	1,245
Provisions	527	418
Other non-financial liabilities	401	432
Deferred tax liability	1,637	1,639
Total non-current liabilities	26,501	29,291
Current liabilities
Trade and other payables	3,998	4,862
Debt	2,789	1,897
Other financial liabilities	399	529
Other non-financial liabilities	1,929	2,106
Current income tax payable	72	166
Provisions	1,368	1,877
Total current liabilities	10,555	11,437
Liabilities associated with assets held for sale		70
Total equity and liabilities	40,997	49,876

VimpelCom Ltd. 4Q 2014   |  30

ATTACHMENT A: FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	4Q14	4Q13	FY14	FY13
Operating activities
Profit after tax	(1,057)	(5,251)	(903)	(4,088)
Income Tax Expenses	41	1,257	722	2,064
Profit before tax	(1,016)	(3,994)	(181)	(2,024)
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	623	810	2,839	3,050
Amortization	324	458	1,479	1,791
Impairment loss	1,051	2,906	992	2,973
Loss From Disposal Of Non Current Assets	23	57	74	100
Finance income	(5)	(21)	(54)	(91)
Finance cost	415	532	2,026	2,150
Other Non Operating Losses / (Gains)	(139)	194	152	172
Net Foreign Exchange Loss / (Gain)	328	24	605	(20)
Share Of Loss Of Associates And Joint Ventures	(4)	47	38	159
Movements in provisions and pensions	60	1,380	169	1,463
Changes in working capital	243	409	(20)	(60)
Net interest paid	(442)	(397)	(2,157)	(2,084)
Net interest received	10	9	47	37
Income tax paid	(73)	(404)	(730)	(1,265)
Net cash from operating activities	1,398	2,010	5,279	6,351
Proceeds from sale of property and equipment	8	4	19	40
Proceeds from sale of intangible assets	0	—	2	—
Purchase of property, plant and equipment	(869)	(1,342)	(3,560)	(3,955)
Purchase of Licenses	(24)	—	(423)	—
Purchase of Other intangible assets	(141)	—	(506)	—
Outflow for loan granted	(0)	(118)	(23)	(118)
Inflow from loan granted	0	—	110	—
Inflows/(outflows) from financial assets	37	—	42	—
Inflows/(outflows) from deposits	16	(97)	290	(316)
Receipts from / Payment for associates and JCE	(0)	3	(0)	2
Proceeds from sales of share in subsidiaries, net of cash	68	(4)	69	83
Receipt of dividends	(1)	51	3	51
Net cash used in investing activities	(906)	(1,503)	(3,977)	(4,213)
Gross proceeds from borrowings	1,197	1,421	17,464	5,587
Fees paid for the borrowings	(7)	—	(727)	—
Repayment of borrowings	(853)	(1,677)	(15,322)	(5,487)
Purchase of own shares	—	—	—	(12)
Dividends paid to equity holders	(60)	(774)	(71)	(4,055)
Dividends paid to non-controlling interests	(18)	—	(19)	—
Proceeds from sale of treasury stock	2	—	4	—
Share capital issued and paid	—	—	—	1,392
Net cash from financing activities	261	(1,030)	1,329	(2,575)
Net increase in cash and cash equivalents	753	(523)	2,631	(437)
Net foreign exchange difference	(292)	87	(743)	(58)
Cash and cash equivalent at beginning of period	5,852	4,890	4,454	4,949
Cash and cash equivalent reclassified as Held for Sale	29	—	—	—
Cash and cash equivalent at end of period	6,342	4,454	6,342	4,454

VimpelCom Ltd. 4Q 2014   |  31

ATTACHMENT B: DEBT OVERVIEW

as at 31 December 2014	Type of debt	Interest rate	Outstanding debt (mln)	Maturity date	Guarantor
VimpelCom Holdings B.V.	Notes	6.25%(1)	USD 500	March 1, 2017	OJSC VimpelCom
VimpelCom Holdings B.V.	Notes	7.50%(2)	USD 1,500	March 1, 2022	OJSC VimpelCom
VimpelCom Holdings B.V.	Notes	9.00%	USD 213.3 (RUB 12,000)	February 13, 2018	OJSC VimpelCom
VimpelCom Holdings B.V.	Notes	5.20%	USD 600	February 13, 2019	OJSC VimpelCom
VimpelCom Holdings B.V.	Notes	5.95%	USD 1,000	February 13, 2023	OJSC VimpelCom
VimpelCom Amsterdam B.V.	Loan from China Development Bank Corp.	6 month LIBOR plus 3.30%	USD 498.3	December 21, 2020	OJSC VimpelCom
VimpelCom Amsterdam B.V.	Loan from HSBC Bank plc	1.72%	USD 254.1	July 31, 2022	EKN, OJSC VimpelCom
VimpelCom Amsterdam B.V.	Revolving Credit Facility	6 month LIBOR plus 2.95%	USD 500	April 7, 2017	None
VimpelCom Amsterdam B.V.	Loan from OAO “Alfa-Bank”	6 month LIBOR plus 3.25%	USD 500	April 17, 2017	None
VimpelCom Amsterdam B.V.	Loan from OAO “Alfa-Bank”	6 month LIBOR plus 3.25%	USD 500	May 3, 2017	None
OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	USD 600	May 23, 2016	None
OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.13%	USD 1,000	April 30, 2018	None
OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	6.49%	USD 500	February 2, 2016	None
OJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.75%	USD 1,000	February 2, 2021	None
OJSC VimpelCom	RUB denominated bonds	8.85%	USD 444.4 (RUB 25,000)	March 8, 2022(3)	None
OJSC VimpelCom	RUB denominated bonds	8.85%	USD 177.8 (RUB 10,000)	March 14, 2022(4)	None

VimpelCom Ltd. 4Q 2014   |  32

ATTACHMENT B: DEBT OVERVIEW (CONTINUED)

as at 31 December 2014	Type of debt	Interest rate	Outstanding debt (mln)	Maturity date	Guarantor
OJSC VimpelCom	Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	8.30%	USD 355.5 (RUB 20,000)	October 13, 2015	OJSC VimpelCom
OJSC VimpelCom	Loan from Sberbank	9.00%	USD 1,093.2 (RUB 61,500)	April 11, 2018	None
OJSC VimpelCom	Loan from Sberbank	8.75%	USD 45.5 (RUB 2,559.9)	December 16, 2015	None
OJSC VimpelCom	Loan from Sberbank	10,75%	USD 444.4 (RUB 25,000)	May 29, 2017	None
OJSC VimpelCom	Loans from HSBC Bank PLC	3 month MosPRIME plus 1.05%	USD 44 (RUB 2,474.7)	November 30, 2017	EKN
OJSC VimpelCom	Loans from Unicredit Bank AG	AB SEK Rate plus 0.75%	USD 30.6	June 15, 2016	EKN
OJSC VimpelCom	Loan from HSBC Bank PLC and Nordea Bank AB (publ)	3 month MosPRIME plus 1.00%	USD 72.9 (RUB 4,100.8)	April 30, 2019	EKN
WIND Telecomunicazioni S.p.A.	Senior facilities				All tranches:

Deutsche Bank A.G., Credit Suisse A.G., Banca IMI S.p.A, BNP Paribas, the Royal Bank of Scotland, Citigroup, Crédit Agricole Corporate and Investment Bank, Goldman Sachs International, J.P. Morgan plc, Morgan Stanley Bank International Limited, Natixis, S.A. and UniCredit S.p.A. With Banca Nazionale del Lavora S.p.A., Gruppo BNP Paribas, Crédit Agricole Corporate and Investment Bank, Milan Branch, and The Royal Bank of Scotland plc, Milan Branch, as Original Lenders

		EURIBOR +4.25%(5) EURIBOR + 4.50% EURIBOR + 4.75%	USD 210.7 (EUR 174.2) USD 1,347.6 (EUR 1,113.9) USD 597.2 (EUR 493.6)	November 26, 2018 November 26, 2019 November 26, 2019	WIND Telecomunicazioni S.p.A.
WIND Telecomunicazioni S.p.A.	Debt vs Italian Government (4G/LTE)	Rendistato+1.0%	USD 196 (EUR 162)	October 3, 2016
WIND Telecomunicazioni S.p.A.	Annuity loans several lender unwound swaps	3.39%-5.53%	USD 44.9 (EUR 37.1)	September 26, 2016	None
WIND Telecomunicazioni S.p.A.	Revolving Credit Facility	EURIBOR + 4.25%	USD 121 (EUR 100)	November 26, 2018	Wind Telecomunicazioni S.p.A.
WIND Telecomunicazioni S.p.A.	Terna Debt	10.05%	USD 159.2 (EUR 131.6)	December 31, 2035	None
WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 5.25%	USD 181.5 (EUR 150)	April 30, 2019	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	6.50%	USD 550	April 30, 2020	Wind Telecomunicazioni S.p.A.

VimpelCom Ltd. 4Q 2014   |  33

ATTACHMENT B: DEBT OVERVIEW (CONTINUED)

as at 31 December 2014	Type of debt	Interest rate	Outstanding debt (mln)	Maturity date	Guarantor
WIND Acquisition Finance S.A.	Senior Notes	7.00%	USD 2,117.1 (EUR 1,750)	April 23, 2021	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Notes	7.38%	USD 2,800	April 23, 2021	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	4.00%	USD 2,540.5 (EUR 2,100)	July 15, 2020	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	4.75%	USD 1,900	July 15, 2020	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 4.00%	USD 695,6 (EUR 575)	July 15, 2020	Wind Telecomunicazioni S.p.A.
Pakistan Mobile Communications Limited (“PMCL”)	Syndicated loan via MCB Bank Limited	6 month KIBOR plus 1.25%	USD 59.7 (PKR6,000)	November 28, 2017	None
PMCL	Syndicated loan via MCB Bank Limited	6 month KIBOR plus 1.25%	USD 69.6 (PKR7,000)	May 16, 2019	None
PMCL	Loan from Habib Bank Limited	6 month KIBOR plus 1.15%	USD 44.8 (PKR4,500)	May 16, 2019	None
PMCL	Loan from United Bank Limited	6 month KIBOR plus 1.10%	USD 39.8 (PKR4,000)	May 16, 2021	None
Banglalink Digital Communications Ltd. (“Banglalink”)	Senior Notes	8.63%	USD 300	May 6, 2019	None
Banglalink	Facility Eastern Bank Limited	9.00%-10.00%	USD 32.1 (BDT2,500)	May 31, 2016	None
Banglalink	Facility Standard Chartered Bank	8.25%-8.50%	USD 44.9 (BDT3,500)	April 29, 2016	None
OTA	Loan from Hermes	3 months LIBOR + 0.9%	USD 46.6	January 30, 2015	VimpelCom Amsterdam B.V.
Other loans, equipment financing and capital lease obligations	—	—	USD 469	—	—

(1)	Effective from June 29, 2011, this fixed interest rate was subject to interest rate swap arrangements to effectively swap the fixed interest rate for a floating interest rate based on three-month U.S. dollar LIBOR. The weighted average spread over LIBOR for the notes was 4.187%. In August 2012, we unwound our interest rate swaps related to these notes, resulting in a reduction of the effective interest rate on the notes due March 2017 of approximately 1.5%. As a result of the unwind, the company received a cash amount of approximately US$35 million including accrued interest
(2)	Effective from June 29, 2011, this fixed interest rate was subject to interest rate swap arrangements to effectively swap the fixed interest rate for a floating interest rate based on three-month U.S. dollar LIBOR. The weighted average spread over LIBOR for the notes was 4.375%. In August 2012, we unwound our interest rate swaps related to a principal amount of US$1,300 million of these notes, and in November 2012 we unwound the interest rate swaps related to the remaining US$200 million principal amount, resulting in a reduction of the effective interest rate on these notes of approximately 2.0%. As a result of the unwinds, the company received a cash amount of approximately US$218 million including accrued interest.
(3)	These bonds are subject to an investor put option at March 17, 2015.
(4)	These bonds are subject to an investor put option at March 23, 2015.
(5)	Interest on the all tranches of the senior facility is based on EURIBOR for loans in Euros and LIBOR for loans in any other currency. Also interest rate margins may be reduced based on specified improvement in leverage ratios.

VimpelCom Ltd. 4Q 2014   |  34

ATTACHMENT C: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	34	36	(6%)		136	143	(5%)
Mobile service revenue	33	36	(7%)		135	143	(5%)
EBITDA	17	22	(22%)		73	85	(14%)
EBITDA margin	49.8%	60.1%	(10.3	pp)	53.5%	59.1%	(5.6	pp)
Capex[1] (USD mln)	109	51	114%		415	84	n.m.
Capex / Revenue	28%	11%			25%	5%
Mobile
Customers (mln)	18.4	17.6	5%
ARPU (DZD)	610	689	(12%)
MOU (min)	182	211	(13%)

PAKISTAN

PKR bln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	26	26	(1%)		102	108	(6%)
Mobile service revenue	24	25	(2%)		98	104	(6%)
EBITDA	10	9	6%		39	45	(13%)
EBITDA margin	41.5%	38.5%	3.0	pp	40.0%	42.8%	(2.8	pp)
Capex[1] (USD mln)	89	90	(1%)		352	190	85%
Capex / Revenue	36%	37%			35%	18%
Mobile
Customers (mln)	38.5	37.6	2%
ARPU (PKR)	204	219	(7%)
MOU (min)	273	222	23%

BANGLADESH

BDT bln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	11	10	14%		44	39	11%
Mobile service revenue	11	9	18%		43	39	11%
EBITDA	5	3	38%		17	15	17%
EBITDA margin	40.8%	33.7%	7.1	pp	38.9%	37.1%	1.8	pp
Capex[1] (USD mln)	59	94	(37%)		178	133	34%
Capex / Revenue	40%	73%			32%	26%
Mobile
Customers (mln)	30.8	28.8	7%
ARPU (BDT)	122	110	10%
MOU (min)	186	183	2%

SEA (CONSOLIDATED)

USD mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	5	7	(18%)		29	33	(14%)
EBITDA	2	2	35%		10	6	74%
EBITDA margin	42.7%	25.8%	16.9	pp	33.6%	16.7%	16.9	pp
Mobile
Customers (mln)	0.2	0.3	(25%)

1)	CAPEX excluding licenses

VimpelCom Ltd. 4Q 2014   |  35

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	34,965	33,730	4%		135,266	127,748	6%
Mobile service revenue	31,148	30,482	2%		120,513	115,835	4%
Fixed-line service revenue	3,769	3,214	17%		14,565	11,781	24%
EBITDA	14,061	16,101	(13%)		62,492	59,427	5%
EBITDA margin	40.2%	47.7%	(7.5	pp)	46.2%	46.5%	(0.3	pp)
Capex (USD mln)	55	58	(4%)		109	159	(32%)
Capex / Revenue	29%	26%			14%	19%
Mobile
Customers (mln)	9.8	9.2	7%
ARPU (KZT)	1,041	1,109	(6%)
MOU (min)	298	301	(1%)

UZBEKISTAN

USD mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	186	173	7%		718	673	7%
Mobile service revenue	184	171	8%		710	664	7%
Fixed-line service revenue	2	2	(10%)		7	8	(10%)
EBITDA	115	21	457%		461	347	33%
EBITDA margin	61.6%	11.9%	49.7	pp	64.2%	51.5%	12.7	pp
Capex (USD mln)	28	-17	262%		79	142	(44%)
Capex / Revenue	15%	-10%			11%	21%
Mobile
Customers (mln)	10.6	10.5	1%
ARPU (USD)	6	5	6%
MOU (min)	528	493	7%

ARMENIA

AMD mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	13,859	15,378	(10%)		57,479	59,278	(3%)
Mobile service revenue	6,155	6,573	(6%)		24,642	25,587	(4%)
Fixed-line service revenue	7,407	8,510	(13%)		31,622	32,760	(3%)
EBITDA	2,478	5,421	(54%)		18,671	23,340	(20%)
EBITDA margin	17.9%	35.2%	(17.3	pp)	32.5%	39.4%	(6.9	pp)
Capex (USD mln)	6	4	39%		15	12	27%
Capex / Revenue	19%	11%			11%	8%
Mobile
Customers (mln)	0.8	0.7	12%
ARPU (AMD)	2,588	3,093	(16%)
MOU (min)	371	388	(4%)

TAJIKISTAN

USD mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	33	37	(9%)		142	148	(4%)
Mobile service revenue	33	36	(8%)		142	145	(2%)
EBITDA	13	18	(27%)		62	74	(16%)
EBITDA margin	38.5%	48.2%	(9.7	pp)	43.5%	49.7%	(6.2	pp)
Capex	11	5	122%		18	16	8%
Capex / Revenue	34%	14%			12%	11%
Mobile
Customers (mln)	1.3	1.3	2%
ARPU (USD)	9	10	(10%)
MOU (min)	287	307	(6%)

VimpelCom Ltd. 4Q 2014   |  36

GEORGIA

GEL mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	39	38	2%		140	147	(5%)
Mobile service revenue	35	33	4%		128	132	(3%)
Fixed-line service revenue	3	2	56%		8	8	(4%)
EBITDA	8	11	(23%)		35	45	(21%)
EBITDA margin	21.4%	28.6%	(7.2	pp)	25.1%	30.4%	(5.3	pp)
Capex (USD mln)	10	4	182%		20	18	15%
Capex / Revenue	48%	16%			26%	20%
Mobile
Customers (mln)	1.3	1.1	15%
ARPU (GEL)	8	10	(18%)
MOU (min)	230	226	2%

KYRGYZSTAN

KGZ mln	4Q14	4Q13	YoY		FY14	FY13	YoY
Total revenue	2,563	2,165	18%		9,547	9,316	2%
Mobile service revenue	2,549	2,151	19%		9,504	9,254	3%
EBITDA	1,333	927	44%		4,877	4,702	4%
EBITDA margin	52.0%	42.8%	9.2	pp	51.1%	50.5%	0.6	pp
Capex (USD mln)	10	8	22%		26	23	13%
Capex / Revenue	22%	18%			15%	12%
Mobile
Customers (mln)	2.7	2.7	3%
ARPU (KGZ)	310	274	13%
MOU (min)	285	311	(8%)

VimpelCom Ltd. 4Q 2014   |  37

ATTACHMENT D: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM

USD mln	4Q14	4Q13	FY14	FY13
Unaudited
EBITDA	1,600	1,013	7,970	8,260
Depreciation	(623)	(810)	(2,839)	(3,050)
Amortization	(324)	(458)	(1,479)	(1,791)
Impairment loss	(1,051)	(2,906)	(992)	(2,973)
Loss on disposals of non-current assets	(23)	(57)	(74)	(100)
EBIT	(421)	(3,218)	2,586	346
Financial Income and Expenses	(410)	(511)	(1,972)	(2,059)
- including finance income	5	21	54	91
- including finance costs	(415)	(532)	(2,026)	(2,150)
Net foreign exchange gain / (loss) and others	(185)	(265)	(795)	(311)
- including Other non-operating gains / (losses)	139	(194)	(152)	(172)
- including Shares of loss of associates and joint ventures accounted for using the equity method	4	(47)	(38)	(159)
- including Net foreign exchange gain / (losses)	(328)	(24)	(605)	20
EBT	(1,016)	(3,994)	(181)	(2,024)
Income tax expense	(41)	(1,257)	(722)	(2,064)
Profit for the year	(1,057)	(5,251)	(903)	(4,088)
Profit/(loss) for the year attributable to non-controlling interest	(122)	(1,390)	(212)	(1,463)
Profit for the year attributable to the owners of the parent	(935)	(3,861)	(691)	(2,625)

VimpelCom Ltd. 4Q 2014   |  38

ATTACHMENT D: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	4Q13	3Q14	4Q14
Net debt	22,604	21,736	19,992
Cash and cash equivalents	4,454	5,852	6,342
Long-term and short-term deposits	396	126	109
Gross debt	27,454	27,714	26,443
Interest accrued related to financial liabilities	605	402	410
Fair Value adjustment	—	8	29
Unamortised fair value adjustment under acquisition method of accounting	665	—	—
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	29	(104)	(106)
Derivatives not designated as hedges	204	249	259
Derivatives designated as hedges	271	106	89
Total other financial liabilities	29,229	28,375	27,124

RECONCILIATION OF CONSOLIDATED LTM EBITDA ADJUSTED

USD mln	FY14	FY13
Unaudited
EBITDA	7,970	8,260
Add back provisions related to the 51% sale in Algeria	50	1,266
LTM EBITDA adjusted	8,020	9,526

OPERATING CASH FLOW (EBITDA – CAPEX EXCL. LICENSES) RECONCILIATION

USD mln	4Q14	4Q13	FY14	FY13
Unaudited
Operating cash flow (EBITDA - CAPEX)	399	(669)	4,063	4,262
CAPEX excl. licenses	1,201	1,682	3,907	3,998
EBITDA	1,600	1,013	7,970	8,260
Changes in working capital and other	303	1,789	149	1,403
Net interest paid	(432)	(388)	(2,110)	(2,047)
Income tax paid	(73)	(404)	(730)	(1,265)
Net cash from operating activities	1,398	2,010	5,279	6,351

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	4Q14	4Q13	YoY	FY14	FY13	YoY
Russian Ruble	47.42	32.53	(45.8%)	56.26	32.73	(71.9%)
Euro	0.80	0.73	(9.6%)	0.83	0.73	(13.7%)
Algerian Dinar	85.11	80.18	(6.1%)	87.92	78.38	(12.2%)
Pakistan Rupee	101.89	106.93	4.7%	100.52	105.33	4.6%
Bangladeshi Taka	77.52	77.67	0.2%	77.93	77.67	(0.3%)
Ukrainian Hryvnia	14.43	7.99	(80.6%)	15.77	7.99	(97.4%)
Kazakh Tenge	181.39	153.80	(17.9%)	182.35	153.61	(18.7%)
Uzbekistan Som	2,393.50	2,181.0	(9.7%)	2,422.40	2,202.2	(10.0%)
Armenian Dram	430.64	405.56	(6.2%)	474.97	405.64	(17.1%)
Kyrgyz Som	56.99	48.89	(16.6%)	58.89	49.25	(19.6%)
Georgian Lari	1.81	1.69	(7.1%)	1.86	1.74	(6.9%)

1)	Functional currency in Tajikistan is USD

VimpelCom Ltd. 4Q 2014   |  39

ATTACHMENT E: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	FY14	FY13	YoY
Total Revenue	4,633	4,983	(7%)
EBITDA	1,804	1,944	(7%)
D&A	(1,231)	(1,276)	(4%)
EBIT	573	667	(14%)
Financial Income and expenses	(1,386)	(999)	39%
EBT	(812)	(332)	144%
Income Tax	103	(149)	(169%)
Net loss	(709)	(481)	47%

VimpelCom Ltd. 4Q 2014   |  40

ATTACHMENT F: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of customers during the period and dividing by the number of months in that period. For Business Unit Italy visitors roaming revenue is included into service revenue for ARPU calculation.

Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly Internet access using FTTB and xDSL technologies as well as mobile Internet access via WiFi and USB modems using 2.5G/3G/4G/HSPA+ technologies. Italian Business Unit measure fixed broadband customers based on the number of active contracts signed, mobile broadband include customers that have performed at least one mobile Internet event in the previous month. Russian Business Unit includes IPTV activities. For CIS subsidiaries mobile broadband customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date.

Capital expenditures (CAPEX), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of WIND Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

VimpelCom Ltd. 4Q 2014   |  41

MFS (Mobile financial services): mobile commerce or m-commerce, encapsulates a variety of innovative services that use a mobile phone as the primary payment user interface. With this technology mobile customers can conduct money transfers to pay for goods at an online store, make utility payments, pay fines and state fees, loan repayments, domestic and international remittances, pay mobile insurance and purchase tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators which enables customers to keep their telephone numbers when they change operators.

Mobile customers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile customers also includes SIM-cards for use of mobile Internet service via USB modems and customers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all customers of Zimbabwe, which is accounted for as investment at cost, into Business Unit Africa & Asia and customers of all our Canada equity investee into Business Unit Europe and North America, both of which are included into total customers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. Africa & Asia Business Unit measures MOU based on billed minutes

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented above in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

OPEX, operational expenses, represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Underlying growth Revenue and EBITDA also excludes MTR reductions and one-offs. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments: the Company identified Russia, Italy, Africa & Asia, Ukraine and CIS based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenue is eliminated in consolidation.

Service costs represent costs directly associated with revenue generating activity such as traffic related expenses, cost of content and sim-cards as well as cost of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses represent expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses. These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 4Q 2014   |  42

© VimpelCom Ltd 2015
4Q14 and FY14 Earnings Presentation
London – February 25, 2015
Jo Lunder – CEO Andrew Davies – CFO

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Disclaimer
This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to, among other things, the Company’s anticipated performance, future market developments and trends, its intended use of proceeds from the Algeria transaction, anticipated interest cost savings, operational and network development and anticipated benefits from network investment, expectations regarding its 4G/LTE agreement with MTS, anticipated benefits from 3G services in Ukraine and 4G/LTE services in Georgia, expectations regarding ongoing investigations of the SEC, the DOJ and the Dutch public prosecutor’s office, and the Company’s ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims forward looking statements speak only as of the date hereof, and the obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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Delivered on 2014 targets
Targets1 2014 Actuals 2014
Revenue Low to mid single digit decline YoY -4% YoY
EBITDA Low to mid single digit decline YoY -6% YoY
Leverage (Net Debt / EBITDA) ~2.4x 2.5x
CAPEX excl. licenses / Revenue ~21% 20%
1. The annual targets for 2014 assumed constant currency, no major regulatory changes, no change to the asset portfolio and no major macro- economic changes – for assumed currencies refer to the Appendix

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Strategic highlights
Algeria transaction signed and closed
Portfolio clean up almost complete
Improved capital structure with USD 21 billion in financing activities
USD 0.5 billion annualized net income enhancement from refinancing of Italy and use of proceeds from Algeria
Russia performance improving during the year
Successful investments in high-speed data networks and a more customer centric organization, leading to improving trends in most OpCo’s

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Successful investment in high-speed networks
Russia:
Leading NPS in mobile Internet in 4Q14
Accelerated roll out and network sharing agreement on 4G/LTE
Italy:
97% coverage HSPA+ & 37% coverage 4G/LTE
Africa & Asia:
3G launched and 21 regions covered in Algeria
2G network modernization completed and 3G roll out in Pakistan
Widest 3G network in Bangladesh
Ukraine:
Network is 3G ready; 3G license awarded
Kazakhstan:
High quality 3G network in Kazakhstan

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Leading in customer experience

#1	Co-leader	Improving
Bangladesh Kazakhstan Kyrgyzstan Ukraine Uzbekistan	Algeria Italy	Pakistan Russia
Beeline banglalink KYIVSTAR	DJEZZY جازي WIND	Mobilink Beeline

NOTE: Independent agency research

© VimpelCom Ltd 2015

6

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© VimpelCom Ltd 2015
Leading in customer experience
#1 Co-leader Improving
Bangladesh
Kazakhstan Algeria Pakistan
Kyrgyzstan Italy Russia
Ukraine
Uzbekistan
Beeline banglalink DJEZZY MOBILINK
KYIVSTAR WIND Beeline TM
NOTE: Independent agency research

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4Q14 Financial highlights
Service revenue Mobile customers1
(USD billion) (million)
4.2 222
-2% organic3 YoY
-20% reported YoY + 4.7 million YoY
EBITDA EBITDA margin2
(USD billion) (%)
1.6 36.4
-8% organic3 YoY + 18.2 p.p. YoY
+ 58% reported YoY
Better YoY trajectory in 4Q14 compared to the first 9 months
EBITDA decreased organically 8% YoY, mainly due to higher network costs related to investments in high-speed data networks
Excluding one-offs, underlying EBITDA margin would have been 38.5%
Reported results impacted by currency headwinds
Mobile customer growth in almost all markets
1. Following the sale of the interest in Wind Canada, CAR and Burundi in 2014, the 2013 numbers exclude respective customers
2. EBITDA margin is EBITDA divided by total revenue; EBITDA and EBITDA margin are non-GAAP financial measures – reconciliations are included in the Appendix
3. Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency translation and certain items such as liquidations and disposals

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FY14 Financial highlights
Service revenue Net loss
(USD billion) (USD million)
18.7 691
- 4% organic2 YoY
- 13% reported YoY +74% YoY
EBITDA EBITDA margin1
(USD billion) (%)
8.0 40.6
- 6% organic2 YoY
- 4% reported YoY +4.0 p.p. YoY
Revenue declined 4% YoY organically, well within the FY14 target
EBITDA declined 6% organically, in line with FY14 target
Solid EBITDA margin
Net loss mainly due to USD 1 billion of non-cash impairments and currency headwinds
1. EBITDA margin is EBITDA divided by total revenue; EBITDA and EBITDA margin are non-GAAP financial measures – reconciliations are included in the Appendix
2. Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency translation and certain items such as liquidations and disposals

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Business Units Performance 4Q14

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Russia: Delivering on plans

RUB BILLION, UNLESS STATED OTHERWISE

Service revenue

Mobile customers

(million)

+1% YoY
56.5
57.2
4Q13
4Q14

EBITDA and EBITDA margin

-5% YoY
28.5
29.9
27.0
40.3%
40.9%
36.6%
4Q13
3Q14
4Q14

CAPEX and CAPEX/revenue

-25% YoY
27.9
21.0
39%
28%
4Q13
4Q14

VimpelCom

© VimpelCom Ltd 2015

10

© VimpelCom Ltd 2015
Russia: Delivering on plans
RUB BILLION, UNLESS STATED OTHERWISE
Service revenue Mobile customers (million)
+3% YoY +1% YoY
68.7 71.0 70.6 56.5 57.2
12.4 13.2 14.2
56.3 57.8 56.4
4Q13 3Q14 4Q14 4Q13 4Q14
Mobile Fixed-line
EBITDA and CAPEX and
EBITDA margin CAPEX/revenue
-5% YoY -25% YoY
29.9 27.9 21.0
28.5 27.0
39%
28%
40.3% 40.9%
36.6%
4Q13 3Q14 4Q14 4Q13 4Q14
Increasing NPS and improving churn led to the first YoY increase in service revenue and mobile customers since 3Q13
Improvement in annualized churn of 10 p.p. YoY
Mobile data revenue grew 20% YoY
EBITDA margin decreased 3.7 p.p. mainly due to negative effect of ruble weakness on costs. Excluding currency headwinds, EBITDA would have been stable
FY14 CAPEX/Revenue of 22%, in line with target
Expected continued pressure from challenging environment

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Russia: Continued adjustments to a new reality
FOREX management
Hedged all USD cash costs for the first six months
Renegotiated FOREX denominated contracts for equipment, rental and IT
4G
4G/LTE network sharing
~3,000 base stations in 36 regions
Substantial savings in construction costs
Acceleration of the availability of 4G/LTE services to Beeline customers
4G/LTE offering in 46 regions at YE14, +21 in 4Q14
Cost and asset efficiency program
Optimization and increasing efficiencies of G&A, utilities, network maintenance, warehousing and site rental

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© VimpelCom Ltd 2015
Italy: Solid performance in a challenging market
EUR MILLION, UNLESS STATED OTHERWISE
Service revenue Mobile customers
(million)
-7% YoY -3% YoY
1,120 1,054 1,038 22.3 21.6
320 291 292
800 763 746
4Q13 3Q14 4Q14 4Q13 4Q14
Mobile Fixed-line
EBITDA and CAPEX and
EBITDA margin CAPEX/revenue
-16% YoY -10% YoY
500 521 418
-50 291
+50 261
42.7%
40.4% 37.3% 23% 23%
4Q13 3Q14 4Q14 4Q13 4Q14
Total revenue of EUR 1.1 billion, down 9% YoY; underlying decline of 5% YoY
Service revenue trend improving
Solid data revenue growth: mobile broadband up 16% YoY and fixed broadband up 4% YoY
Mobile broadband customer base increased 16% YoY to over 10 million users
EBITDA at EUR 418 million, down 6.5% YoY on an underlying1 basis, with YoY trend improving sequentially
Market expected to continue to stabilize
WIND
1 Net of the impact of the non-recurring items accounted for in 3Q14 but commercially related to 4Q14

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Italy: Preparing for the future
WIND digital transformation
WIND Digital innovative offering with customer interaction exclusively through digital channels
DIGITAL
HOME&LIFE
“Digital Home & Life”
WIND closer to its customer through “Digital Home & Life” concept
WIND customers can choose and buy new devices integrating electrical devices in a house with each other
Capital and cost efficiency
Innovative insourcing and productivity increase plan launched in 2014 that will provide significant savings in 2015
Exploring tower sale

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Algeria: Transaction kick starts transformation

DZD BILLION, UNLESS STATED OTHERWISE

Service revenue

-7 % YoY
35.9
33.9
33.5
4Q13
3Q14
4Q14

Mobile customers
(million)

+5% YoY
17.6
18.4
4Q13
4Q14

EBITDA[1] and EBITDA[1] margin

-22% YoY
21.6
60.1%
18.1
52.5%
16.8
49.8%
4Q13
3Q14
4Q14

CAPEX and CAPEX/revenue

+114% YoY
51
11%
109
28%
4Q13
4Q14

© VimpelCom Ltd 2015

14

© VimpelCom Ltd 2015
Algeria: Transaction kick starts transformation
DZD BILLION, UNLESS STATED OTHERWISE
Service revenue Mobile customers (million)
–7 % YoY +5% YoY
35.9 33.9 33.5 17.6 18.4
4Q13 3Q14 4Q14 4Q13 4Q14
EBITDA1 and CAPEX and
EBITDA1 margin CAPEX/revenue
–22% YoY +114% YoY
21.6 109
60.1% 18.1 16.8
28%
52.5% 49.8% 51
11%
4Q13 3Q14 4Q14 4Q13 4Q14
Djezzy is the leader in a very attractive growth market, with a strong local partner
Launch of 3G fueled strong competition
Strong mobile data revenue growth since launch of 3G
Djezzy initiated a transformation program
Improved commercial offerings
Increased investments in 2G and 3G
Results expected to remain under pressure in 2015
DJEZZY
1 EBITDA excludes one-off charges in 4Q13 and 4Q14 related to the closing transaction in Algeria

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Pakistan: Network modernization completed

PKR BILLION, UNLESS STATED OTHERWISE

Service revenue

Mobile customers
(million)

+2% YoY
37.6
38.5
4Q13
4Q14

EBITDA and EBITDA margin

+6 % YoY
9.5
8.5
10.1
38.5%
34.9%
41.5%
4Q13
3Q14
4Q14

CAPEX and CAPEX/revenue

-1% YoY
90
89
37%
36%
4Q13
4Q14

Mobilink

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© VimpelCom Ltd 2015

15

© VimpelCom Ltd 2015
Pakistan: Network modernization completed
PKR BILLION, UNLESS STATED OTHERWISE
Service revenue Mobile customers (million)
–2 % YoY +2% YoY
37.6 38.5
24.7 23.0 24.3
4Q13 3Q14 4Q14 4Q13 4Q14
EBITDA and CAPEX and
EBITDA margin CAPEX/revenue
+6 % YoY -1% YoY
9.5 10.1 90 89
8.5
37% 36%
38.5% 41.5%
34.9%
4Q13 3Q14 4Q14 4Q13 4Q14
Secured leading customer market share
Service revenue decreased due to transparent VAS charging and price competition in voice
EBITDA up 6% YoY mainly due to one-off adjustment in 4Q13
Invested in mobile data network and 2G network modernization
Fastest 3G roll out and the first to reach 2 million 3G customers
Mobilink

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Bangladesh: Market position continued to improve

BDT BILLION, UNLESS STATED OTHERWISE

Service revenue

+18 % YoY
9.5
10.9
11.2
4Q13
3Q14
4Q14

Mobile customers
(million)

+7% YoY
28.8
30.8
4Q13
4Q14

EBITDA and EBITDA margin

+38 % YoY
3.4
4.4
4.6
33.7%
39.7%
40.8%
4Q13
3Q14
4Q14

CAPEX and CAPEX/revenue

-37% YoY
94
59
73%
40%
4Q13
4Q14

© VimpelCom Ltd 2015

16

© VimpelCom Ltd 2015
Bangladesh: Market position continued to improve
BDT BILLION, UNLESS STATED OTHERWISE
Service revenue Mobile customers (million)
+18 % YoY +7% YoY
11.2
10.9 30.8
9.5 28.8
4Q13 3Q14 4Q14 4Q13 4Q14
EBITDA and CAPEX and
EBITDA margin CAPEX/revenue
+38 % YoY -37% YoY
94
4.4 4.6
3.4 73% 59
39.7% 40.8%
33.7% 40%
4Q13 3Q14 4Q14 4Q13 4Q14
Continued double digit revenue growth YoY
EBITDA increased 38% YoY driven by revenue growth and savings
Banglalink maintained its leading NPS
Banglalink has widest 3G network in the country
banhlalink

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Ukraine: Good progress of transformation program

UAH BILLION, UNLESS STATED OTHERWISE

Service revenue

Mobile customers

(million)

+2% YoY
25.8
26.2
4Q13
4Q14

EBITDA and EBITDA margin

-12% YoY
1.5
1.4
1.3
47.2%
45.5%
42.3%
4Q13
3Q14
4Q14

CAPEX and CAPEX/revenue

+25% YoY
447
554
14%
18%
4Q13
4Q14

KYIVSTAR

VimpelCom

© VimpelCom Ltd 2015

17

© VimpelCom Ltd 2015
Ukraine: Good progress of transformation program
UAH BILLION, UNLESS STATED OTHERWISE
Service revenue Mobile customers (million)
-2% YoY +2% YoY
3.1 3.2 3.1 25.8 26.2
0.3 0.3 0.2
2.9 2.9 2.9
4Q13 3Q14 4Q14 4Q13 4Q14
Mobile Fixed-line
EBITDA and CAPEX and
EBITDA margin CAPEX/revenue
-12% YoY +25% YoY
1.5 1.4
1.3 554
447
47.2% 45.5%
42.3%
14% 18%
4Q13 3Q14 4Q14 4Q13 4Q14
# 1 position in NPS leading to substantial YoY improvement in churn and increase in customer base
Mobile data revenue growth 7% YoY
EBITDA margin declined mainly due to external factors
Kyivstar awarded 3G license
Environment expected to remain challenging
KYIVSTAR

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CIS[1]: Continued solid results

USD MILLION, UNLESS STATED OTHERWISE

Service revenue

Reported -4% YoY
Organic +4% YoY
497
42
455
494
42
452
475
41
434
4Q13
3Q14
4Q14
Mobile
Fixed-line

Mobile customers
(million)

+4% YoY
25.4
26.5
4Q13
4Q14

EBITDA[2] and EBITDA[2] margin

Reported +40% YoY
Organic +52% YoY
150
30.0%
254
51.2%
210
44.0%
4Q13
3Q14
4Q14

CAPEX and CAPEX/revenue

+81% YoY
62
12%
121
25%
4Q13
4Q14

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CIS1: Continued solid results
USD MILLION, UNLESS STATED OTHERWISE
Service revenue Mobile customers (million)
Reported Organic +4% -4% YoY YoY +4% YoY
497 494 475 25.4 26.5
42 42 41
455 452 434
4Q13 3Q14 4Q14 4Q13 4Q14
Mobile Fixed-line
EBITDA2 and CAPEX and
EBITDA2 margin CAPEX/revenue
Reported +40% YoY +81% YoY
Organic +52% YoY
254 121
210
150 51.2%
44.0% 62 25%
30.0% 12%
4Q13 3Q14 4Q14 4Q13 4Q14
Increased YoY market shares in 5 countries
Mobile service revenue increased organically 4% YoY due to strong growth in Uzbekistan and solid growth in Kazakhstan
Mobile data revenue growth of 24% YoY
Mobile customers increased by 1.1 million YoY, growing in all operations
EBITDA impacted by one-off charges. Underlying organic growth 3% YoY; EBITDA margin excluding one-off charges would have been 48.8%
1 This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia
2 EBITDA, EBITDA Margin and CAPEX for 4Q13 include USD 72 million as a result of fixed assets write off and accounted as operating expenses

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Financial Highlights

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4Q14 Income statement
USD million 4Q14 4Q13 YoY
Revenue 4,391 5,551 -21%
of which service revenue 4,207 5,290 -20%
EBITDA 1,600 1,013 58%
EBITDA Margin 36.4% 18.2% 18.2 p.p.
D&A2 (970) (1,325) -27%
Impairment loss (1,051) (2,906) -64%
EBIT (421) (3,218) 87%
Financial expenses (410) (511) -20%
FOREX and Other (185) (265) -30%
Profit before tax (1,016) (3,994) 75%
Tax (41) (1,257) -97%
Non-controlling interest 122 1,390 -94%
Net income1 (935) (3,861) 76%
Total revenue declined organically 3% YoY, while service revenue declined organically 2% YoY
EBITDA decreased organically 8% YoY mainly due to currency headwinds and higher network costs
Declining amortization of intangible assets associated with customer relationships in Wind and currency headwinds in 4Q14. Accelerated depreciation in Pakistan in 4Q13
4Q14: includes non-cash impairments related to Ukraine, Pakistan and Laos
4Q13: non-cash impairments related to Ukraine and Canada
Improved due to Italy refinancing
Due to depreciation of RUB, EUR and UAH against the USD offset by positive fair value of derivatives
4Q14: Lower tax due to lower WHT on intercompany dividends from Russia and a decrease of taxable profit in Russia. The negative ETR was impacted by non-deductible impairments losses
4Q13: ETR was negatively affected by non-deductible Bank of Algeria fine and deferred tax liability on Algeria dividends accounted for in the Financial Statements of 4Q13 and by non-deductible impairment losses
1. Net income attributable to VimpelCom shareholders
2. Including loss on disposals

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FY14 Income statement
USD million FY14 FY13 YoY
Revenue 19,627 22,546 -13%
of which service revenue 18,725 21,529 -13%
EBITDA 7,970 8,260 -4%
EBITDA Margin 40.6% 36.6% 4.0 pp
D&A2 (4,392) (4,941) -11%
Impairment loss (992) (2,973) -67%
EBIT 2,586 346 n.m.
Financial expenses (1,972) (2,059) -4%
FOREX and Other (795) (311) n.m.
Profit before tax (181) (2,024) 91%
Tax (722) (2,064) -65%
Non-controlling interest 212 1,463 -86%
Net income1 (691) (2,625) 74%
Total revenue declined organically 4% YoY, while service revenue declined organically 4% YoY
EBITDA decreased organically 6% YoY, mainly due to revenue decline
The declining amortization of intangible assets associated with customer relationships in Wind, the accelerated depreciation in Pakistan in FY13 and positive FOREX
FY14: includes non-cash impairments related to Ukraine, Pakistan and Laos
FY13: non-cash impairments related to Ukraine and Canada
Interest savings from the Italian refinancing
Currency depreciations against USD in almost all countries and one-off transaction costs from second phase of Italian refinancing
In FY14 lower tax expenses due to decrease in WHT and reduced profitability; In FY13 one-off tax expense due to tax receivable write-off in Algeria
1. Net income attributable to VimpelCom shareholders
2. Including loss on disposals

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FY14 Cash flow statement
USD million FY14 FY13 YoY
EBITDA 7,970 8,260 -4%
Changes in working capital and other 150 1,403 -89%
Net interest paid (2,111) (2,047) 3%
Income tax paid (730) (1,265) -42%
Net cash from operating activities 5,279 6,351 -17%
Purchase of assets (4,467) (3,915) 14%
Inflow from asset disposals and deposits 490 (298) n.m.
and other
Net cash used in investing activities (3,977) (4,213) -6%
Net cash from financing activities 1,329 (2,575) n.m.
Net increase in cash and cash 2,631 (437) n.m.
equivalents
FY13 included accrual for Bank of Algeria fine of USD 1.3 billion
Increase in interest paid mainly as result of one-off payments in Italy
Due to less income and withholding taxes on dividends
Investment in high-speed mobile data networks
In 2014 inflows from the sale of interest in Canada and assets in CAR and Burundi and deposits
FY14 is mainly WIND refinancing and drawdowns under HQ credit facilities
FY13 includes dividend payments for USD 4.1 billion, partly offset by the receipt of USD 1.4 billion for the conversion of 128 million preferred shares

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Capital Structure Optimization

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Capital Structure Optimization

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Capital structure a year ago
WIND PIK becoming cash payable in
Summer 2014
High leverage
Unfriendly maturity profile
Investments to be made in high speed data networks
High interest expenses
Cash trapped in Algeria

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Capital structure optimization: 2014 progress

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Capital structure optimization: 2014 progress
Refinanced Italy in 2 phases with PIK repayment
$$$
Secured new credit facilities
USD 21 billion financing activities
Substantial dividend reduction to delever and support investments

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Capital structure optimization: Actions 1Q15

Use of proceeds from Algeria transaction to retire debt
Closed transaction in Algeria
Exploring sale of Italian towers

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C VimpelCom Ltd 2015
Capital structure optimization: Actions 1Q15
Closed transaction in Algeria
Use of proceeds from Algeria transaction to retire debt
$
Exploring sale of Italian towers

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C VimpelCom Ltd 2015
Capital structure optimization:
Significantly improved debt maturity schedule
As at December 31, 2014 (in USD billion)
Group debt maturity schedule
2.2 2.0 2.7 1.9 3.2 5.8 6.0 1.5 1.1
2015 2016 2017 2018 2019 2020 2021 2022 >2022

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C VimpelCom Ltd 2015
Capital structure optimization: Increased credit facilities
As at March 31, 2014
(in USD billion)
1.2 0.3
2014 2015 2016
As at December 31, 2014 pro forma1
(in USD billion)
3.1 0.6 0.4
2017 2018 2019
1 Pro forma for group as at 31 December 2014 reflects HQ repayment RCF for USD 0.5 billion and Algeria draw down for DZD 50 billion

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C VimpelCom Ltd 2015
Capital structure optimization: Reduced gross debt and leverage
Gross debt / EBITDA
December 31, 2014
2.3 3.3
Excluding Italy
Group
December 31, 2014 pro forma1
1.7 2.9
Excluding Italy
Group
1 Pro forma for group as at 31 December 2014 reflects debt reduction from Algeria closing proceeds

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Capital structure optimization:
Reduced net debt and leverage

Net debt / EBITDA

December 31, 2014
2.5
1.2
Excluding Italy
Group

December 31, 2014 pro forma[1]
2.4
1.1
Excluding Italy
Group

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VimpelCom

C VimpelCom Ltd 2015
Capital structure optimization: Reduced net debt and leverage
Net debt / EBITDA
December 31, 2014
1.2 2.5
Excluding Italy
Group
December 31, 2014 pro forma1
1.1 2.4
Excluding Italy
Group
1 Pro forma for group as at 31 December 2014 reflects debt reduction from Algeria closing proceeds

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C VimpelCom Ltd 2015
Significantly reduced the cost of debt
Average cost of debt 1Q14
8.3%
debt
Average cost of debt 4Q14
6.3%
debt

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Cash flow enhancing from financing improvements

	Targeted potential	Expected savings
In-house finance company	USD 50 million	USD 20 million
Debt optimization	USD 150 million	USD 375 million ✓
Gross debt reduction	USD 150 million	USD 275 million ✓
Withholding tax saving	USD 50 million	
Total	**USD 400 million per year**	**USD 670 million per year** ✓

© VimpelCom Ltd 2015

VimpelCom

32

C VimpelCom Ltd 2015
Cash flow enhancing from financing improvements
In-house finance company
Debt optimization
Gross debt reduction
Withholding tax saving
Total
Targeted potential Expected savings
USD 50 million USD 150 million USD 150 million USD 50 million USD 400 million per year
USD 20 million USD 375 million USD 275 million USD 670 million per year

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C VimpelCom Ltd 2015
Significant financing improvements
Delivering on promises announced on the A&I day 2014:
USD 21 billion of finance activities in FY14
Improved maturity schedule
Increased credit facilities and liquidity
Average cost of debt substantially reduced
With a strong cash position as at 4Q14, additional financial facilities, no major refinancing obligations until 2020 and robust cash flow generation, VimpelCom is fully financed

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C VimpelCom Ltd 2015
Targets 2015
Service Revenue
EBITDA Margin
EPS2
CAPEX / Revenue
Leverage (Net Debt / EBITDA)
Excl. Italy
Targets 20151
Flat to low single digit decline YoY
Flat to minus one p.p. YoY
USD 0.35 – 0.40
~20%
~3.2x
~1.7x
1. The annual targets for 2015 assume constant currency, no major regulatory changes, no change to the asset portfolio and no major macro-economic changes
2. EPS at constant currency and stable fair value of derivatives, excluding exceptional charges such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions, other one-off charges and constant number of shares

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Conclusion

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C VimpelCom Ltd 2015
Conclusion

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C VimpelCom Ltd 2015
Conclusion
Delivered on targets in a challenging environment
Reported results impacted by currency headwinds
Closed Algeria
Significantly improved capital structure
Successful investments in high speed networks
Building a more customer centric organization
Solid mobile customer growth

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Q&A

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C VimpelCom Ltd 2015
Q&A

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VimpelCom Analyst & Investor site visit
Georgia and Kazakhstan
March 31, 2015
Tbilisi, Georgia
Presentations by Head of BU CIS and local management
April 1, 2015
Almaty, Kazakhstan
Presentations by local management
VimpelCom
A&l Site Visit
Georgia
Kazakhstan

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Financial calendar 2015 - accelerating reporting
20151
A&I site visit Georgia and Kazakhstan March 31 - April 1
1Q15 results May 13 A&I site visit Russia July 8
2Q15 results (analyst meeting in London) August 6
A&I Conference (London) October 8 - 9
3Q15 results November 5
1. The final confirmation of the date and invitation to the earnings calls and A&I Day will be issued separately prior to each event

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Further information
Investor Relations
Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands
T: +31 20 79 77 234
E: ir@vimpelcom.com
Visit our awards winning website
www.vimpelcom.com
Install VimpelCom’s App
iPadApp

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Thank you!

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Thank you!

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Appendices

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Appendices

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© VimpelCom Ltd 2015
Credit facilities
USD 6.2 bn credit facilities arranged in FY14:
Financing
USD 1.8 billion RCF
VIP Holdings USD 1.0 billion CF AlfaBank
USD 1.0 billion VF CDB/BoC
OJSC VimpelCom USD 0.8 billion Sberbank loan and RCF
WIND USD 0.3 billion RCF
PMCL USD 0.4 billion new funding
Algeria USD 0.9 billion CF syndicate
Available RCF headroom at the end 2014:
VimpelCom USD 1.3 billion
OJSC VimpelCom USD 0.3 billion (RUB 15 billion)
WIND USD 0.6 billion (EUR 0.5 billion)
Available VF/CF headroom at the end 2014:
VimpelCom - USD 1.0 billion
CDB/BoC
Algeria - syndicate USD 0.9 billion (DZD 82 billion)

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Debt maturity profile
As at 31 December 2014, in USD billion
Group debt maturity schedule by Business Units
Italy Russia
A&A HQ
5.8 6.0
3.2
2.7
2.2
2.0 1.9 1.5
1.1
2015 2016 2017 2018 2019 2020 2021 2022 >2022
Group debt maturity schedule by currency1
2015 2016 2017 2018 2019 2020 2021 2022 >2022
EUR 0.2 0.1 0.0 0.3 2.1 5.5 4.6 0.0 0.1 50%
USD 0.2 1.2 2.1 1.1 1.0 0.1 1.0 1.5 1.0 36%
RUB 1.6 0.6 0.5 0.4 0.0 0.0 0.0 0.0 0.0 12%
Other 0.2 0.1 0.1 0.1 0.0 0.0 0.0 - - 2%
1. After effect of cross currency swaps

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Debt by entity
As at 31 December 2014, in USD billion
Outstanding debt Type of debt/lender
Entity Bonds Loans RCF Vendor Financing Other Total
VimpelCom Holdings B.V. 3,813 3,813
VimpelCom Amsterdam B.V. 1,000 500 752 2,252
OJSC VimpelCom 4,078 1,583 207 45 5,913
WIND Telecomunicazioni S.p.A. 2,562 121 45 2,728
WIND Acquisition Finance S.A. 10,785 10,785
Pakistan Mobile Communications Limited 22 387 2 411
Banglalink Digital Communications Ltd. 300 148 4 0 452
Omnium Telecom Algeria S.p.A. 47 1 47
Others 19 8 14 41
Total 18,998 5,699 621 1,018 106 26,442

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Forex sensitivities

FOREX translation sensitivities on Group level

USD billion	FY14		FOREX sensitivities[1]		
			RUB vs. USD +/-10%	EUR vs. USD +/-10%	UAH vs. USD +/-10%
Revenue	19.6	Average FOREX	4%	3%	0.5%
EBITDA	8.0		4%	3%	0.6%
Gross Debt	26.4	Year-end FOREX	1%	5%	n.a.
Net Debt	20.0		1%	5%	n.a.

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Forex sensitivities
FOREX translation sensitivities on Group level
FOREX sensitivities1
FY14 RUB vs. USD EUR vs. USD UAH vs. USD
USD billion +/-10% +/-10% +/-10%
Revenue 19.6 Average 4% 3% 0.5%
FOREX
EBITDA 8.0 4% 3% 0.6%
Gross Debt 26.4 1% 5% n.a.
Year-end
FOREX
Net Debt 20.0 1% 5% n.a.
1. RUB vs USD +10% = 10% appreciation of the RUB compared to USD including existing FOREX hedges

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FOREX rates used in annual targets for 2015
Currency FX rates versus USD
Algeria DZD 92.0
Armenia AMD 415.0
Bangladesh BDT 79.0
Egypt EGP 7.5
Georgia GEL 1.8
Italy EUR 0.91
Kazakhstan KZT 190.0
Kyrgyzstan KGS 55.0
Pakistan PKR 105.0
Russia RUB 70.0
Ukraine UAH 25.0

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Revenue and EBITDA development in 4Q14 and FY14
4Q 2014 vs 4Q 2013
Revenue EBITDA
Business Units Organic Reported Organic Reported
FX and others FX and others
Russia 3% (30%) (27%) (0%) (34%) (34%)
Italy (9%) (8%) (17%) (16%) (7%) (23%)
Africa & Asia (5%) (4%) (9%) (19%) (2%) (21%)
Ukraine (2%) (43%) (45%) (12%) (39%) (51%)
CIS 4% (9%) (5%) 52% (12%) 40%
Total (3%) (18%) (21%) (8%) 66% 58%
FY 2014 vs FY 2013
Revenue EBITDA
Business Units Organic Reported Organic Reported
FX and others FX and others
Russia (4%) (14%) (18%) (6%) (16%) (22%)
Italy (7%) 0% (7%) (7%) 0% (7%)
Africa & Asia (4%) 0% (4%) (11%) (1%) (12%)
Ukraine (5%) (29%) (34%) (11%) (26%) (38%)
CIS 4% (8%) (4%) 15% (9%) 6%
Total (4%) (9%) (13%) (6%) 2% (4%)

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Reconciliation of EBITDA
USD mln 4Q14 4Q13 FY14 FY13
Unaudited
EBITDA 1,600 1,013 7,970 8,260
Depreciation (623) (810) (2,839) (3,050)
Amortization (324) (458) (1,479) (1,791)
Impairment loss (1,051) (2,906) (992) (2,973)
Loss on disposals of non-current assets (23) (57) (74) (100)
EBIT (421) (3,218) 2,586 346
Financial Income and Expenses (410) (511) (1,972) (2,059)
- including finance income 5 21 54 91
- including finance costs (415) (532) (2,026) (2,150)
Net foreign exchange gain / (loss) and others (185) (265) (795) (311)
- including Other non-operating gains / (losses) 139 (194) (152) (172)
- including Shares of loss of associates and joint ventures accounted for using the equity method 4 (47) (38) (159)
- including Net foreign exchange gain / (losses) (328) (24) (605) 20
EBT (1,016) (3,994) (181) (2,024)
Income tax expense (41) (1,257) (722) (2,064)
Profit for the year (1,057) (5,251) (903) (4,088)
Profit/(loss) for the year attributable to non-controlling interest (122) (1,390) (212) (1,463)
Profit for the year attributable to the owners of the parent (935) (3,861) (691) (2,625)
USD mln FY14 FY13
Unaudited
EBITDA 7,970 8,260
Add back provisions related to the 51% sale in Algeria 50 1,266
LTM EBITDA adjusted 8,020 9,526

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Reconciliation of consolidated net debt and OCF
Reconciliation of consolidated net debt
USD mln 4Q13 3Q14 4Q14
Net debt 22,604 21,736 19,992
Cash and cash equivalents 4,454 5,852 6,342
Long-term and short-term deposits 396 126 109
Gross debt 27,454 27,714 26,443
Interest accrued related to financial liabilities 605 402 410
Fair value adjustment - 8 29
Unamortised fair value adjustment under acquisition method of accounting 665 - -
Other unamortised adjustments to financial liabilities (fees, discounts etc.) 29 (104) (106)
Derivatives not designated as hedges 204 249 259
Derivatives designated as hedges 271 106 89
Total other financial liabilities 29,229 28,375 27,124
Operating cash flow (EBITDA - CAPEX excl. licenses) reconciliation
USD mln 4Q14 4Q13 FY14 FY13
Unaudited
Operating cash flow (EBITDA - CAPEX) 399 (669) 4,063 4,262
CAPEX excl. licenses 1,201 1,682 3,907 3,998
EBITDA 1,600 1,013 7,970 8,260
Changs in working capital and other 303 1,789 149 1,403
Net interest paid (432) (388) (2,110) (2,047)
Income tax paid (73) (404) (730) (1,265)
Net cash from operating activities 1,398 2,010 5,279 6,351

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VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

BU Russia

Russia

BU Europe and North America

Italy

BU Africa and Asia

Algeria

Pakistan

Bangladesh

SEA

BU Ukraine

Ukraine

BU CIS

Kazakhstan

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		4Q14	4Q13	YoY	FY14	FY13	Delta
Russian Ruble	RUB	47.42	32.53	(31.4%)	56.26	32.73	(41.8%)
Euro	EUR	0.80	0.73	(8.3%)	0.83	0.73	(12.0%)
Algerian Dinar	DZD	85.11	80.18	(5.8%)	87.92	78.38	(10.9%)
Pakistan Rupee	PKR	101.89	106.93	4.9%	100.52	105.33	4.8%
Bangladeshi Taka	BDT	77.52	77.67	0.2%	77.93	77.67	(0.3%)
Ukrainian Hryvnia	UAH	14.43	7.99	(44.6%)	15.77	7.99	(49.3%)
Kazakh Tenge	KZT	181.39	153.80	(15.2%)	182.35	153.61	(15.8%)
Uzbekistan Som	UZS	2,393.50	2,181.00	(8.9%)	2,422.40	2,202.2	(9.1%)
Armenian Dram	AMD	430.64	405.56	(5.8%)	474.97	405.64	(14.6%)
Kyrgyz Som	KGS	56.99	48.89	(14.2%)	58.89	49.25	(16.4%)
Georgian Lari	GEL	1.81	1.69	(6.6%)	1.86	1.74	(6.5%)

VimpelCom Ltd.

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	5,619	5,745	5,747	5,950	5,591	5,718	5,685	5,552	5,024	5,067	5,145	4,391	23,061	22,546	19,627
Service revenue	5,436	5,534	5,547	5,605	5,313	5,449	5,477	5,290	4,810	4,861	4,847	4,207	22,122	21,531	18,725
EBITDA	2,311	2,481	2,530	2,446	2,348	2,425	2,474	1,013	2,088	2,076	2,205	1,600	9,768	8,260	7,970
EBITDA margin (%)	41.1%	43.2%	44.0%	41.1%	42.0%	42.4%	43.5%	18.2%	41.6%	41.0%	42.9%	36.4%	42.4%	36.6%	40.6%
EBIT	1,015	1,192	1,255	709	1,107	1,224	1,233	(3,218)	925	938	1,143	(421)	4,171	346	2,586
Profit/(Loss) before tax	593	729	802	158	543	762	665	(3,994)	246	479	110	(1,016)	2,282	(2,024)	(181)
Net income/(loss)	318	488	538	195	408	573	255	(3,861)	39	100	104	(935)	1,539	(2,625)	(691)
Capital expenditures (CAPEX)	632	1,028	829	1,631	755	791	1,040	1,720	736	1,331	978	1,211	4,120	4,306	4,256
CAPEX excluding licenses	632	1,028	829	1,631	595	791	930	1,682	726	1,017	964	1,201	4,120	3,998	3,908
CAPEX excluding licenses / revenue	11%	18%	14%	27%	11%	14%	16%	30%	14%	20%	19%	27%	18%	18%	20%
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,679	1,453	1,701	815	1,753	1,634	1,544	(669)	1,362	1,059	1,241	399	5,648	4,262	4,062
OCF margin (%)	30%	25%	30%	14%	31%	29%	27%	(12%)	27%	21%	24%	9%	24%	19%	21%

Notes:

(1)	As a result of the succesful resolution in Algeria, adjustments to the following items were made:
(a)	4Q13 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 1.3 bln to reflect BofA claim
(b)	4Q14 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 50 mln to reflect Cevital settlement
(2)	4Q13 EBITDA and CAPEX were affected by USD 72 mln as a result of fixed assets write off and accounted as operating expenses in Uzbekistan
(3)	The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
(4)	The customer numbers for 2012, 2013 and 2014 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition
(5)	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone.

Customers (mln)	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Russia	55.6	55.7	56.2	56.1	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	56.1	56.5	57.2
Italy	21.1	21.2	21.5	21.7	22.0	22.3	22.4	22.3	22.0	21.9	21.8	21.6	21.7	22.3	21.6
Algeria	17.1	17.0	16.8	16.7	16.6	16.8	17.0	17.574	17.6	17.5	18.2	18.4	16.7	17.6	18.4
Pakistan	35.8	36.0	36.1	36.1	36.3	37.1	37.4	37.638	38.2	38.8	38.7	38.5	36.1	37.6	38.5
Bangladesh	24.7	25.5	26.8	25.9	25.9	27.1	28.1	28.838	29.4	29.8	30.2	30.8	25.9	28.8	30.8
Ukraine	23.8	24.1	24.5	25.1	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	25.1	25.8	26.2
Kazakhstan	8.4	8.5	8.6	8.6	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	8.6	9.2	9.8
Uzbekistan	7.3	7.0	9.2	10.2	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.2	10.5	10.6
Armenia	0.8	0.8	0.8	0.8	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.7	0.8
Tajikistan	1.0	1.0	0.9	1.1	1.2	1.2	1.2	1.3	1.3	1.3	1.3	1.3	1.1	1.3	1.3
Georgia	0.9	0.9	1.0	1.0	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.3	1.0	1.1	1.3
Kyrgystan	2.4	2.4	2.4	2.5	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.5	2.7	2.7
SSA	1.8	2.0	2.4	2.6	2.4	2.4	2.5	2.6	2.5	2.3	2.2	2.2	2.6	2.6	2.2
SEA	0.5	0.4	0.3	0.3	0.3	0.3	0.3	0.325	0.3	0.3	0.3	0.2	0.9	0.3	0.2
Total	201.3	202.4	207.5	208.6	209.5	213.0	216.7	216.9	215.7	217.9	221.4	221.6	209.2	216.9	221.6

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	2,225	2,267	2,326	2,371	2,304	2,334	2,298	2,173	1,893	1,964	2,021	1,580	9,190	9,109	7,458
EBITDA	918	977	1,005	978	963	997	980	876	760	813	827	580	3,878	3,815	2,980
EBITDA margin (%)	41.3%	43.1%	43.2%	41.2%	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	42.2%	41.9%	40.0%
Capital expenditures (CAPEX)	204	294	321	811	220	355	395	852	325	392	419	423	1,630	1,822	1,559
CAPEX excluding licenses	204	294	321	811	220	355	395	852	315	378	405	416	1,630	1,822	1,514
Operating cash flow (EBITDA-CAPEX excluding licenses)	714	683	684	167	743	642	585	24	445	435	422	164	2,248	1,993	1,466
OCF margin (%)	32%	30%	29%	7%	32%	27%	25%	1%	23%	22%	21%	10%	24%	22%	20%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	1,845	1,870	1,932	1,983	1,911	1,937	1,902	1,786	1,540	1,604	1,651	1,275	7,630	7,536	6,070
Service revenue	1,768	1,805	1,853	1,852	1,776	1,833	1,854	1,730	1,500	1,569	1,600	1,208	7,278	7,193	5,877
Data Revenue	183	180	194	226	236	242	246	270	251	256	272	224	783	994	1,003
Customers (mln)	55.6	55.7	56.2	56.1	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	56.1	56.5	57.2
ARPU (USD)	10.5	10.8	11.0	11.0	10.6	10.8	10.6	10.1	8.9	9.3	9.3	7.0	n.a.	n.a.	n.a.
Broadband customers using USB modems (mln)	2.6	2.5	2.5	2.7	2.7	2.7	3.0	3.1	3.2	3.3	3.5	3.7	2.7	3.1	3.7
Broadband ARPU (USD)	7.8	7.1	7.0	8.0	7.7	7.4	7.3	7.1	6.7	6.7	6.5	5.1	n.a.	n.a.	n.a.
MOU (min)	254	279	282	290	277	294	290	293	287	310	311	316	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17%	15%	15%	16%	15%	14%	15%	18%	17%	13%	15%	16%	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	380	398	394	388	393	397	395	387	353	360	370	305	1,560	1,572	1,388
Service revenue	375	393	390	381	387	392	392	381	348	355	366	303	1,539	1,552	1,372
Broadband revenue	93	93	90	101	105	100	95	97	91	93	86	69	377	397	339
Broadband customers (mln)	2.2	2.3	2.3	2.4	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.4	2.3	2.3
Broadband ARPU (USD)	13.9	13.8	13.2	14.3	14.5	14.0	13.5	13.9	13.1	13.5	12.5	10.2	n.a.	n.a.	n.a.
FTTB revenue	91	91	88	99	101	98	92	94	88	90	83	69	369	385	330
FTTB customers (mln)	2.1	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.3	2.3	2.3
FTTB ARPU (USD)	14.3	13.8	13.2	14.4	14.6	14.1	13.5	13.9	13.1	13.5	12.5	10.3	n.a.	n.a.	n.a.
(in RUB millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	67,022	70,258	74,458	73,637	70,080	73,816	75,354	70,660	66,148	68,722	73,082	73,947	285,375	289,910	281,899
EBITDA	27,654	30,266	32,180	30,378	29,292	31,519	32,131	28,479	26,548	28,468	29,878	27,042	120,478	121,421	111,936
EBITDA margin (%)	41.3%	43.1%	43.2%	41.3%	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	42.2%	41.9%	39.7%
Capital expenditures (CAPEX)	6,140	9,195	10,288	25,076	6,711	11,264	12,946	27,871	11,486	13,706	15,147	20,970	50,699	58,792	61,309
CAPEX excluding licenses	6,140	9,195	10,288	25,076	6,711	11,264	12,946	27,871	11,145	13,218	14,631	20,494	50,699	58,792	59,488
Operating cash flow (EBITDA-CAPEX excluding licenses)	21,514	21,071	21,892	5,302	22,581	20,255	19,185	608	15,403	15,250	15,247	6,548	69,779	62,629	52,448
OCF margin (%)	32%	30%	29%	7%	32%	27%	25%	1%	23%	22%	21%	9%	24%	22%	19%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	55,576	57,925	61,842	61,579	58,117	61,254	62,395	58,087	53,805	56,133	59,691	59,637	236,922	239,852	229,266
Service revenue	53,238	55,923	59,311	57,516	54,003	57,959	60,804	56,253	52,385	54,883	57,810	56,360	225,988	229,020	221,438
Data Revenue	5,510	5,574	6,210	7,036	7,194	7,649	8,054	8,792	8,755	8,957	9,829	10,523	24,330	31,689	38,064
Customers (mln)	55.6	55.7	56.2	56.1	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	56.1	56.5	57.2
ARPU (RUB)	314	336	352	343	321	341	349	327	310	326	336	325	n.a.	n.a.	n.a.
Broadband customers using USB modems (mln)	2.6	2.5	2.5	2.7	2.7	2.7	3.0	3.1	3.2	3.3	3.5	3.7	2.7	3.1	3.7
Broadband ARPU (RUB)	235	220	224	248	234	234	239	231	232	234	236	238	n.a.	n.a.	n.a.
MOU (min)	254	279	282	290	277	294	290	293	287	310	311	316	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17%	15%	15%	16%	15%	14%	15%	18%	17%	13%	15%	16%	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	11,445	12,333	12,617	12,058	11,963	12,561	12,960	12,574	12,343	12,589	13,391	14,309	48,453	50,058	52,632
Service revenue	11,308	12,188	12,482	11,836	11,774	12,396	12,841	12,402	12,175	12,444	13,228	14,217	47,814	49,413	52,064
Broadband revenue	2,795	2,885	2,891	3,148	3,187	3,173	3,119	3,152	3,187	3,251	3,103	3,230	11,719	12,632	12,771
Broadband customers (mln)	2.2	2.3	2.3	2.4	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.4	2.3	2.3
Broadband ARPU (RUB)	426	427	421	445	440	443	443	451	457	474	454	477	n.a.	n.a.	n.a.
FTTB revenue	2,724	2,817	2,823	3,082	3,086	3,084	3,024	3,056	3,078	3,156	3,004	3,196	11,446	12,250	12,434
FTTB customers (mln)	2.1	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.3	2.3	2.3
FTTB ARPU (RUB)	431	427	422	447	443	446	443	450	457	473	454	477	n.a.	n.a.	n.a.

Italy

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(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	1,346	1,383	1,329	1,369	1,229	1,266	1,250	1,237	1,144	1,147	1,220	1,123	5,427	4,983	4,634
EBITDA	487	524	537	514	461	475	507	500	430	435	521	418	2,062	1,943	1,804
EBITDA margin (%)	36.2%	37.9%	40.4%	37.5%	37.5%	37.5%	40.6%	40.4%	37.6%	38.0%	42.7%	37.2%	38.0%	39.0%	38.9%
Capital expenditures (CAPEX)*	193	243	222	342	298	183	153	291	137	173	187	261	1,000	924	758
CAPEX excluding licenses**	165	217	197	326	298	183	153	291	137	173	187	261	905	924	757
Operating cash flow (EBITDA-CAPEX excluding licenses)***	322	307	340	188	299	292	354	209	293	262	334	157	1,157	1,019	1,046
OCF margin (%)	24%	22%	26%	14%	24%	23%	28%	17%	26%	23%	27%	14%	21%	20%	23%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	983	1,015	959	1,001	888	927	926	907	827	832	848	820	3,958	3,648	3,328
Service revenue	934	954	899	890	815	828	839	800	729	737	763	746	3,677	3,282	2,975
Data Revenue	82	85	93	101	106	116	134	131	132	137	152	152	361	488	574
Customers (mln)	21.1	21.2	21.5	21.7	22.0	22.3	22.4	22.3	22.0	21.9	21.8	21.6	21.7	22.3	21.6
Broadband customers (mln)****	4.7	4.7	5.0	5.8	6.7	7.6	8.2	8.8	9.3	9.7	10.2	10.2	5.8	8.8	10.2
ARPU (€)	14.7	15.0	14.0	13.7	12.4	12.4	12.5	11.9	10.9	11.1	11.6	11.4	n.a.	n.a.	n.a.
of which :
ARPU voice (€)	10.9	11.2	10.0	9.6	8.3	8.2	7.8	7.5	6.7	6.8	7.0	6.9	n.a.	n.a.	n.a.
ARPU data (€)	3.8	3.8	4.0	4.1	4.1	4.2	4.7	4.4	4.2	4.3	4.6	4.5	n.a.	n.a.	n.a.
MOU (min.)	205	209	202	212	216	233	240	256	254	265	262	274	n.a.	n.a.	n.a.
Total traffic (mln. min.)	12,954	13,240	12,919	13,690	14,166	15,512	16,093	17,142	16,895	17,486	17,150	17,819	n.a.	n.a.	n.a.
Churn, annualised rate (%)	31.7%	33.6%	36.5%	39.1%	35.5%	37.5%	39.7%	33.5%	32.2%	29.9%	32.0%	31.6%	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	363	368	370	369	341	339	325	330	316	314	372	302	1,470	1,335	1,305
Service revenue	348	344	336	348	332	330	312	320	306	303	291	292	1,376	1,295	1,192
Total voice customers (mln)	3.2	3.2	3.1	3.1	3.1	3.0	3.0	3.0	3.0	2.9	2.9	2.8	3.1	3.0	2.8
of which :
Total DIRECT voice customers (mln)	2.4	2.5	2.5	2.5	2.5	2.5	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.4	2.4
Total INDIRECT voice customers (mln)	0.7	0.7	0.7	0.6	0.6	0.6	0.6	0.5	0.5	0.5	0.5	0.4	0.6	0.5	0.4
Total fixed-line ARPU (€)	32.3	31.2	30.7	30.7	31.3	31.2	30.0	30.3	29.8	29.9	29.0	28.7	n.a.	n.a.	n.a.
Total Traffic (mln. min.)	4,960	4,674	3,807	4,637	4,449	4,036	3,209	3,888	3,627	3,410	2,616	3,292	n.a.	n.a.	n.a.
Total Internet customers (mln)	2.3	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.2	2.2
of which :
Broadband (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2
Broadband ARPU (€)	18.9	18.5	18.7	19.1	20.2	20.2	20.4	20.5	20.8	21.3	21.4	21.6	n.a.	n.a.	n.a.
Dual-play customers (mln)	1.8	1.9	1.9	1.8	1.9	1.9	1.9	1.9	1.9	1.9	1.9	1.9	1.8	1.9	1.9

*	Excluding impact of FOC CAPEX and including LTE
**	Excluding impact of FOC and excluding LTE
***	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
****	Mobile broadband include customers that have performed at least one mobile Internet event in the previous month

Algeria

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14***	FY12	FY13*	FY14***
Total operating revenue	457	471	447	466	434	464	450	448	429	437	429	396	1,841	1,796	1,690
Service revenue	457	471	447	466	432	463	449	447	428	434	422	393	1,841	1,791	1,678
EBITDA	274	284	262	274	256	279	258	261	247	238	225	198	1,094	1,054	907
EBITDA margin (%)	60.0%	60.3%	58.6%	58.9%	59.1%	60.1%	57.2%	58.3%	57.6%	54.5%	52.5%	49.9%	59.5%	58.7%	53.7%
Capital expenditures (CAPEX)	3	9	5	30	9	17	7	89	60	162	84	82	47	122	388
CAPEX excluding licenses	3	9	5	30	9	17	7	51	60	162	84	82	47	84	388
Data Revenue	1.4	1.3	1.7	1.4	1.8	2.0	2.5	2.1	2.6	2.4	9.1	7.8	5.8	8.4	22
Customers (mln)**	17.1	17.0	16.8	16.7	16.6	16.8	17.0	17.6	17.6	17.5	18.2	18.4	16.7	17.6	18.4
ARPU (USD)	8.9	9.2	8.8	9.2	8.6	9.2	8.4	8.6	8.1	8.2	7.7	7.2	n.a.	n.a.	n.a.
MOU (min)	277	277	271	270	263	278	216	211	201	202	200	182	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	7.0%	8.3%	7.9%	7.6%	6.9%	13.7%	6.1%	6.0%	6.1%	6.0%	5.7%	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	264	274	256	244	248	262	251	210	187	76	141	116	1,047	971	520
OCF margin (%)	58%	58%	57%	52%	57%	56%	56%	47%	44%	17%	33%	29%	57%	54%	31%

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	34.3	35.8	36.0	37.0	34.1	36.7	36.0	35.9	33.5	34.5	34.4	33.7	143.1	142.7	136
Service revenue	34.3	35.8	36.1	37.0	34.0	36.6	36.2	36.0	33.4	34.3	33.9	33.5	143.2	142.8	135
EBITDA	19.0	21.6	21.0	21.8	20.2	22.0	21.0	21.0	19.0	18.8	18.1	16.8	84.0	84.0	73
EBITDA margin (%)	59.4%	60.3%	58.6%	58.9%	59.2%	60.1%	57.2%	58.3%	57.6%	54.5%	52.5%	49.8%	59.5%	58.7%	53.7%
Data Revenue	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.5	0.7	0.5	0.7	1.6
Customers (mln)**	17.1	17.0	16.8	16.7	16.6	16.8	17.0	17.6	17.6	17.5	18.2	18.4	16.7	17.6	18.4
ARPU (DZD)	690	694	710	733	677	727	680	689	628	648	629	610	n.a.	n.a.	n.a.
MOU (min)	277	277	271	270	263	278	216	211	201	202	200	182	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	7.0%	8.3%	7.9%	7.6%	6.9%	13.7%	6.1%	6.0%	6.1%	6.0%	5.7%	n.a.	n.a.	n.a.

*	4Q13 EBITDA excludes USD 1.3 bln (DZD 99 bln) one-off provisions related to the 51% sale in Algeria
**	Subscriber base has been adjusted by 1.4 million customers in 1Q13 because of a technical issue.

This event does not impact historical reported revenue or EBITDA, but positively affects MOU and ARPU.

***	4Q14 EBITDA excludes USD 50 mln (DZD 4 bln) one-off provisions related to the 51% sale in Algeria

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	286	295	269	282	278	289	259	240	251	268	241	251	1,132	1,066	1,010
Service revenue	282	293	267	281	268	280	250	231	241	256	230	239	1,123	1,029	966
EBITDA	121	130	116	121	117	125	111	89	99	104	84	99	488	442	386
EBITDA margin (%)	42.3%	44.1%	43.0%	43.0%	42.3%	43.0%	43.0%	37.2%	39.5%	38.9%	34.9%	39.5%	43.1%	41.5%	38.2%
Capital expenditures (CAPEX)	24	31	29	89	9	39	52	90	55	410	97	89	173	190	651
CAPEX excluding licenses	24	31	29	89	9	39	52	90	55	110	97	89	173	190	351
Data Revenue	5.8	6.2	6.1	6.4	6.8	7.8	8.7	8.6	9.8	12.2	12.5	14.2	24.5	31.9	49
Customers (mln)	35.8	36.0	36.1	36.1	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	36.1	37.6	38.5
ARPU (USD)	2.6	2.7	2.4	2.5	2.5	2.5	2.2	2.0	2.0	2.2	1.9	2.0	n.a.	n.a.	n.a.
MOU (min)	215	214	212	215	228	233	222	222	213	230	236	273	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.8%	7.1%	7.1%	5.2%	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	97	99	87	32	108	86	59	(1)	44	(6)	(13)	10	315	252	35
OCF margin (%)	34%	34%	32%	11%	39%	30%	23%	0%	18%	(2%)	(5%)	4%	28%	24%	3%

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	25.9	27.2	26.0	27.2	27.0	28.5	26.7	25.7	26.0	26.3	24.2	25.5	106.3	108.0	102.1
Service revenue	25.5	27.0	25.3	27.0	26.3	27.6	25.7	24.5	24.9	25.2	23.1	24.3	104.8	104.1	97.5
EBITDA	10.9	12.0	11.0	11.7	11.5	12.3	11.5	9.6	10.0	10.2	8.5	10.1	45.6	44.5	38.8
EBITDA margin (%)	42.2%	44.1%	43.0%	43.0%	42.3%	43.0%	43.1%	37.2%	39.5%	38.9%	34.9%	39.5%	43.1%	41.5%	38.2%
Data Revenue	0.5	0.6	0.6	0.6	0.7	0.8	0.9	0.9	1.0	1.2	1.3	1.4	2.3	3.3	4.9
Customers (mln)	35.8	36.0	36.1	36.1	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	36.1	37.6	38.5
ARPU (PKR)	239	246	231	243	244	249	229	219	216	214	195	204	n.a.	n.a.	n.a.
MOU (min)	215	214	212	215	228	233	222	222	213	230	236	273	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.8%	7.1%	7.1%	5.2%	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	n.a.	n.a.	n.a.

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	130	142	144	138	118	129	129	128	134	141	142	146	554	504	563
Service revenue	130	142	144	138	118	129	129	122	132	139	140	144	554	498	556
EBITDA	44	54	42	52	49	48	47	43	49	54	56	60	192	187	219
EBITDA margin (%)	33.8%	38.0%	29.3%	37.4%	41.4%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	34.7%	37.1%	38.9%
Capital expenditures (CAPEX)	29	35	20	43	12	13	127	131	27	43	50	59	126	282	178
CAPEX excluding licenses	29	35	20	43	12	13	17	131	27	43	50	59	126	172	178
Data Revenue	1	1	2	2	2.5	2.8	3.8	4.0	4.4	5.0	6.3	7.5	6.8	13.1	23
Customers (mln)	24.7	25.5	26.8	25.9	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	25.9	28.8	30.8
ARPU (USD)	1.8	1.9	1.8	1.7	1.5	1.6	1.5	1.4	1.5	1.6	1.5	1.6	n.a.	n.a.	n.a.
MOU (min)	217	231	225	191	175	198	189	183	188	201	200	186	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.1%	5.1%	6.6%	7.4%	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	15	20	23	8	37	36	30	(88)	23	11	7	1	65	15	41
OCF margin (%)	11%	14%	16%	6%	31%	28%	23%	(69%)	17%	8%	5%	0%	12%	3%	7%

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	10.7	11.7	12.0	11.2	9.3	10.1	10.0	10.0	10.2	10.9	11.0	11.3	45.6	39.4	43
Service revenue	10.7	11.7	12.0	11.2	9.3	10.0	10.0	9.5	10.2	10.8	10.9	11.2	45.6	38.8	43
EBITDA	3.7	4.5	3.0	4.2	3.8	3.7	3.6	3.4	4.0	4.2	4.4	4.6	16.0	14.6	17
EBITDA margin (%)	34.0%	38.0%	29.3%	37.4%	41.3%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	34.7%	37.1%	38.9%
Data Revenue	0.08	0.12	0.18	0.17	0.20	0.22	0.29	0.31	0.30	0.39	0.49	0.58	0.55	1.02	2
Customers (mln)	24.7	25.5	26.8	25.9	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	25.9	28.8	30.8
ARPU (BDT)	145	151	149	138	119	126	121	110	117	121	120	122	n.a.	n.a.	n.a.
MOU (min)	217	231	225	191	175	198	189	183	188	201	200	186	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.1%	5.1%	6.6%	7.4%	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	n.a.	n.a.	n.a.

Ukraine

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	385	406	452	432	396	401	420	394	335	259	252	216	1,676	1,611	1,062
EBITDA	197	204	231	227	194	192	208	186	162	115	114	92	859	781	483
EBITDA margin (%)	51.1%	50.2%	51.2%	52.5%	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.4%	42.7%	51.3%	48.5%	45.2%
Capital expenditures (CAPEX)	45	58	54	75	42	48	66	56	35	30	35	37	231	212	137
CAPEX excluding licenses	45	58	54	75	42	48	66	56	35	30	35	37	231	212	137
Operating cash flow (EBITDA-CAPEX excluding licenses)	152	146	178	152	152	144	143	130	127	85	79	55	628	569	346
OCF margin (%)	40%	36%	39%	35%	38%	36%	34%	33%	38%	33%	31%	24%	37%	35%	32%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	356	375	419	401	362	367	384	359	305	236	232	200	1,551	1,473	973
Service revenue	354	371	404	393	355	360	376	357	305	235	231	199	1,522	1,448	970
Data Revenue	24.4	24.6	26.4	26.6	26.4	27.0	29.3	29.9	27.6	20.5	19.5	17.8	102.0	112.6	85
Customers (mln)*	23.8	24.1	24.5	25.1	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	25.1	25.8	26.2
ARPU (USD)	5.0	5.1	5.4	5.2	4.6	4.6	4.8	4.6	3.9	3.1	3.0	2.5	n.a.	n.a.	n.a.
MOU (min)	509	515	514	512	484	486	497	504	498	506	517	524	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.1%	7.9%	7.7%	8.0%	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	29	31	33	31	33	33	36	35	30	24	20	16	125	137	90
Service revenue	29	31	33	31	33	33	36	35	29	24	20	16	124	137	89
Broadband revenue	7	8	9	10	12	13	13	13	13	10	9	8	34	51	40
Broadband customers (mln)	0.5	0.5	0.6	0.6	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.6	0.8	0.8
Broadband ARPU (USD)	5.6	5.7	5.5	5.9	6.3	6.2	6.1	6.0	5.6	4.0	3.6	3.2	n.a.	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	3,079	3,247	3,613	3,453	3,162	3,201	3,359	3,149	2,942	3,034	3,160	3,095	13,392	12,871	12,231
EBITDA	1,574	1,630	1,849	1,814	1,550	1,536	1,666	1,487	1,430	1,349	1,436	1,311	6,867	6,239	5,526
EBITDA margin (%)	51.1%	50.2%	51.2%	52.5%	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.5%	42.3%	51.3%	48.5%	45.2%
Capital expenditures (CAPEX)	356	462	428	602	336	383	525	447	305	354	445	554	1,848	1,690	1,658
CAPEX excluding licenses	356	462	428	602	336	383	525	447	305	354	445	554	1,848	1,690	1,658
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,218	1,168	1,421	1,212	1,215	1,153	1,141	1,040	1,125	995	991	757	5,019	4,549	3,868
OCF margin (%)	40%	36%	39%	35%	38%	36%	34%	33%	38%	33%	31%	24%	37%	35%	32%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	2,844	2,999	3,346	3,207	2,897	2,936	3,069	2,866	2,682	2,754	2,906	2,870	12,397	11,768	11,212
Service revenue	2,825	2,963	3,226	3,139	2,836	2,879	3,008	2,856	2,677	2,750	2,899	2,863	12,152	11,579	11,189
Data Revenue	195.2	196.9	211.2	212.9	210.7	216.0	234.0	239.0	242.3	240.4	244.6	256.4	816	900	984
Customers (mln)*	23.8	24.1	24.5	25.1	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	25.1	25.8	26.2
ARPU (UAH)	39.5	40.5	43.4	41.7	36.5	36.5	38.2	36.5	34.6	35.7	37.0	36.1	n.a.	n.a.	n.a.
MOU (min)	509	515	514	512	484	486	497	504	498	506	517	524	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.1%	7.9%	7.7%	8.0%	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	235	247	267	247	265	265	290	283	260	280	255	225	996	1,103	1,020
Service revenue	235	247	267	246	265	265	290	282	259	279	254	225	995	1,102	1,017
Broadband revenue	58	65	69	82	96	101	104	107	114	111	107	111	275	408	443
Broadband customers (mln)	0.5	0.5	0.6	0.6	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.6	0.8	0.8
Broadband ARPU (UAH)	45.2	45.2	43.8	47.2	50.0	49.7	48.8	48.1	49.1	47.1	44.6	45.5	n.a.	n.a.	n.a.

*	The 2012 customer base has been adjusted for the alignment of the active customer base definition

Kazakhstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	191	208	218	213	190	207	223	219	180	186	197	193	829	840	756
EBITDA	86	98	113	99	89	99	98	105	86	90	95	78	394	391	756
EBITDA margin (%)	45.0%	47.0%	51.6%	46.2%	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	40.2%	47.6%	46.5%	46.2%
Capital expenditures (CAPEX)	13	45	52	57	25	37	39	58	9	17	26	57	166	159	109
CAPEX excluding licenses	13	45	52	57	25	37	39	58	9	17	26	57	166	159	109
Operating cash flow (EBITDA-CAPEX excluding licenses)	73	53	61	41	64	62	59	47	77	73	69	21	228	232	240
OCF margin (%)	39%	25%	28%	19%	34%	30%	26%	21%	42%	39%	35%	11%	27%	28%	32%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	179	194	204	198	174	188	202	198	160	165	177	172	775	761	674
Service revenue	179	194	204	198	173	188	202	198	159	165	177	172	775	761	673
Data Revenue	15.8	14.0	16.4	20.6	21.5	21.3	22.6	25.7	23.4	21.5	26.8	30.9	66.8	91.1	103
Customers (mln)	8.4	8.5	8.6	8.6	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	8.6	9.2	9.8
Broadband customers using USB modems (mln) *	4.6	4.4	4.6	4.7	4.8	4.9	5.1	5.2	5.2	5.3	5.4	5.4	4.7	5.2	5.4
ARPU (USD)	7	8	8	8	7	7	7	7	6	6	6	6	n.a.	n.a.	n.a.
MOU (min)	180	211	222	237	254	300	311	301	293	326	317	298	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	14.2%	12.9%	14.2%	14.5%	13.2%	10.8%	12.0%	12.9%	12.9%	10.9%	12.9%	13.8%	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	12	14	14	15	17	19	21	21	20	21	20	21	55	78	82
Service revenue	12	13	14	15	16	19	21	21	20	21	20	21	54	77	82
Broadband revenue	4	5	5	7	9	9	8	9	9	8	8	9	20	34	34
Broadband customers (mln)	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	16	16	16	17	18	17	17	18	16	14	14	15	n.a.	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	28,237	30,746	32,626	32,055	28,650	31,300	34,068	33,730	30,453	33,920	35,928	34,965	123,665	127,748	135,266
EBITDA	12,706	14,456	16,828	14,822	13,373	14,991	14,966	16,105	14,558	16,532	17,322	14,061	58,814	59,435	62,473
EBITDA margin (%)	45.0%	47.0%	51.6%	46.2%	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	40.2%	47.6%	46.5%	46.2%
Capital expenditures (CAPEX)	1,826	6,617	7,724	8,639	3,698	5,626	6,017	8,900	1,637	3,170	4,805	10,057	24,806	24,241	19,669
CAPEX excluding licenses	1,826	6,617	7,724	8,639	3,698	5,626	6,017	8,900	1,637	3,170	4,805	10,057	24,806	24,241	19,669
Operating cash flow (EBITDA-CAPEX excluding licenses)	10,880	7,839	9,104	6,183	9,676	9,364	8,949	7,205	12,921	13,362	12,517	4,004	34,006	35,194	42,804
OCF margin (%)	39%	25%	28%	19%	34%	30%	26%	21%	42%	39%	35%	11%	27%	28%	32%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	26,459	28,748	30,566	29,770	26,149	28,383	30,911	30,513	27,009	30,167	32,284	31,183	115,543	115,956	120,643
Service revenue	26,453	28,733	30,488	29,763	26,129	28,343	30,882	30,482	26,976	30,131	32,257	31,148	115,438	115,835	120,512
Data Revenue	2,348	2,079	2,448	3,100	3,232	3,219	3,463	3,956	3,947	3,927	4,883	5,603	9,975	13,870	18,359
Customers (mln)	8.4	8.5	8.6	8.6	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	8.6	9.2	9.2
Broadband customers using USB modems (mln) *	4.6	4.4	4.6	4.7	4.8	4.9	5.1	5.2	5.2	5.3	5.4	5.4	4.7	5.2	5.4
ARPU (KZT)	1,049	1,137	1,187	1,156	1,012	1,101	1,141	1,110	975	1,058	1,098	1,041	n.a.	n.a.	n.a.
MOU (min)	180	211	222	237	254	300	311	301	293	326	317	298	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	14.2%	12.9%	14.2%	14.5%	13.2%	10.8%	12.0%	12.9%	12.9%	10.9%	12.9%	13.8%	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	1,778	2,000	2,065	2,286	2,500	2,917	3,208	3,217	3,444	3,753	3,644	3,782	8,129	11,842	14,623
Service revenue	1,763	1,982	2,040	2,265	2,480	2,940	3,147	3,214	3,440	3,748	3,608	3,769	8,050	11,781	14,565
Broadband revenue	533	667	733	1,008	1,280	1,315	1,289	1,439	1,514	1,502	1,445	1,643	2,941	5,323	6,104
Broadband customers (mln)	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (KZT)	2,296	2,341	2,395	2,617	2,651	2,600	2,597	2,707	2,685	2,632	2,581	2,740	n.a.	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	FY12	FY13*	FY14
Total operating revenue	79	89	137	158	157	167	176	173	163	179	190	186	463	672	718
EBITDA	35	45	77	95	102	108	116	21	105	115	127	115	253	347	462
EBITDA margin (%)	44.6%	50.6%	56.2%	60.3%	65.2%	64.7%	66.0%	11.9%	64.4%	64.2%	66.5%	61.6%	54.6%	51.5%	64.2%
Capital expenditures (CAPEX)	38	36	20	43	59	35	65	-17	21	10	20	28	137	142	79
CAPEX excluding licenses	38	36	20	43	59	35	65	-17	21	10	20	28	137	142	79
Operating cash flow (EBITDA-CAPEX excluding licenses)	(3)	9	57	53	44	73	51	38	84	104	106	87	116	205	381
OCF margin (%)	-4%	10%	42%	33%	28%	44%	29%	22%	52%	58%	56%	47%	25%	31%	53%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	77	87	135	156	155	165	174	171	161	177	189	184	455	665	711
Service revenue	75	86	134	155	154	164	174	171	161	176	189	184	451	663	710
Data Revenue	8.1	8.5	13.5	16.9	20.2	21.5	25.7	27.3	30.4	31.3	34.9	35.7	47.1	94.8	132.3
Customers (mln)	7.3	7.0	9.2	10.2	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.2	10.5	10.6
Broadband customers using USB modems (mln) **	2.9	2.9	4.2	4.8	5.0	5.0	5.3	5.4	5.4	5.3	5.4	5.5	4.8	5.4	5.5
ARPU (USD)	3.5	4.1	5.3	5.3	5.0	5.3	5.6	5.0	5.1	5.6	6.0	5.8	n.a.	n.a.	n.a.
MOU (min)	376	433	543	516	425	472	504	493	465	531	568	528	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.1%	23.4%	15.5%	10.9%	12.7%	14.5%	13.9%	12.6%	12.2%	11.5%	12.2%	12.1%	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	2.1	2.2	2.0	2.0	1.9	1.9	2.0	2.0	2.0	2.0	2.0	2.0	8.3	7.8	8.0
Service revenue	2.1	2.2	2.0	2.0	1.9	1.9	1.9	1.8	1.8	2.0	2.0	2.0	8.3	7.5	7.8
Broadband revenue	0.8	0.8	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.6	3.0	2.8	2.7
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	15.2	13.6	11.0	11.3	13.3	12.8	12.3	13.0	21.0	19.0	14.0	16.9	n.a.	n.a.	n.a.

*	EBITDA and CAPEX were restated as fixed assets that should not have been capitalized in 2012 and 2011 were written off and accounted for as operating expenses
**	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Armenia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	39	40	40	39	35	35	37	38	33	34	39	32	158	145	138
EBITDA	15	15	18	15	14	14	16	13	12	13	15	6	63	57	46
EBITDA margin (%)	38.0%	37.5%	43.5%	39.5%	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	19.3%	39.8%	39.4%	32.5%
Capital expenditures (CAPEX)	3	4	4	3	1	2	4	4	1	2	5	6	15	11	14
CAPEX excluding licenses	3	4	4	3	1	2	4	4	1	2	5	6	15	11	14
Operating cash flow (EBITDA-CAPEX excluding licenses)	12	11	13	12	12	12	12	9	11	11	10	—	48	46	32
OCF margin (%)	30%	27%	33%	31%	35%	35%	32%	24%	33%	30%	26%	0%	30%	32%	22%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	17	18	19	18	15	15	17	17	14	15	18	15	71	64	62
Service revenue	15	16	17	16	14	15	17	16	13	15	17	14	64	62	59
Data Revenue	1.02	0.94	1.08	1.22	1.29	1.24	1.29	1.36	1.39	1.38	1.50	1.47	4.3	5.1	6
Customers (mln)	0.8	0.8	0.8	0.8	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.7	0.8
Broadband customers using USB modems (mln) *	0.3	0.3	0.4	0.4	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.4	0.3	0.4
ARPU (USD)	6.5	6.8	7.3	6.6	6.0	6.7	6.9	7.7	6.3	6.7	7.4	6.0	n.a.	n.a.	n.a.
MOU (min)	252	279	271	273	295	353	377	388	365	382	377	371	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	21.9%	20.2%	19.7%	22.2%	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	10.9%	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	Q4 2013	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	22	22	21	21	20	20	20	21	19	19	21	17	87	81	76
Service revenue	22	22	21	21	20	20	19	21	19	19	21	17	86	80	76
Broadband revenue	5.7	5.7	5.5	5.7	5.6	5.4	5.4	5.4	5.1	4.9	4.7	4.4	22.6	21.8	19
Broadband customers (mln)	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	14.9	13.8	12.9	12.6	11.9	11.3	11.2	11.0	10.6	10.3	10.3	9.7	n.a.	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	15,104	16,021	16,611	15,706	14,179	14,485	15,237	15,378	13,672	14,136	15,812	13,859	63,441	59,278	57,479
EBITDA	5,766	6,065	7,225	6,202	5,551	5,901	6,468	5,421	4,997	5,239	5,956	2,478	25,257	23,340	18,670
EBITDA margin (%)	38.2%	37.9%	43.5%	39.5%	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	17.9%	39.8%	39.4%	32.5%
Capital expenditures (CAPEX)	1,275	1,762	1,730	1,333	525	776	1,576	1,759	501	1,025	1,977	2,605	6,100	4,636	6,108
CAPEX excluding licenses	1,275	1,762	1,730	1,333	525	776	1,576	1,759	501	1,025	1,977	2,605	6,100	4,636	6,108
Operating cash flow (EBITDA-CAPEX excluding licenses)	4,491	4,303	5,495	4,869	5,025	5,125	4,892	3,662	4,496	4,214	3,979	(127)	19,157	18,704	12,562
OCF margin (%)	30%	27%	33%	31%	35%	35%	32%	24%	33%	30%	25%	-1%	30%	32%	22%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	6,523	7,067	7,894	7,121	5,966	6,267	7,214	6,812	5,856	6,297	7158	6429	28,605	26,259	25,740
Service revenue	5,727	6,233	7,105	6,437	5,739	6,189	7,086	6,573	5,519	6,033	6,935	6,155	25,502	25,587	24,642
Data Revenue	396	379	443	497	527	514	528	553	572	570	614	634	1,715	2,122	2,389
Customers (mln)	0.8	0.8	0.8	0.8	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.7	0.8
Broadband customers using USB modems (mln) *	0.3	0.3	0.4	0.4	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.4	0.3	0.4
ARPU (AMD)	2508.0	2741.0	2994.0	2678.0	2446.2	2781.0	3292.1	3093.4	2589.4	2752.2	3020.4	2587.6	n.a.	n.a.	n.a.
MOU (min)	252	279	271	273	295	353	377	388	365	382	377	371	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	21.9%	20.2%	19.7%	22.2%	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	10.9%	n.a.	n.a.	n.a.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	8,581	8,954	8,717	8,585	8,172	8,218	8,022	8,566	7,816	7,840	8,654	7,430	34,837	32,978	31,740
Service revenue	8,383	8,775	8,586	8,495	8,122	8,173	7,954	8,510	7,766	7,811	8,638	7,407	34,239	32,759	31,622
Broadband revenue	2,213	2,289	2,261	2,319	2,288	2,241	2,224	2,189	2,095	2,011	1,934	1,899	9,082	8,942	7,938
Broadband customers (mln)	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (AMD)	5,785	5,541	5,304	5,127	4,863	4,690	4,612	4,461	4,369	4,260	4,189	4,174	n.a.	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	21	26	31	29	29	38	44	37	31	37	41	33	107	148	142
EBITDA	9	13	16	13	12	20	24	18	14	14	20	13	51	74	61
EBITDA margin (%)	42.0%	49.6%	52.2%	45.9%	42.5%	52.0%	53.8%	48.2%	46.6%	38.5%	49.9%	38.5%	47.9%	49.7%	43.5%
Capital expenditures (CAPEX)	3	7	5	6	4	5	3	5	2	4	1	11	20	16	18
CAPEX excluding licenses	3	7	5	6	4	5	3	5	2	4	1	11	20	16	18
Operating cash flow (EBITDA-CAPEX excluding licenses)	6	6	12	8	9	15	21	13	13	11	19	2	31	57	44
OCF margin (%)	29%	22%	37%	26%	30%	40%	48%	34%	41%	29%	47%	5%	29%	39%	31%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	21	25	29	28	28	37	43	36	31	37	41	33	103	144	142
Service revenue	20	25	28	28	29	37	43	36	31	37	41	33	102	145	142
Data Revenue	0.56	0.62	0.66	0.70	0.78	0.69	0.86	1.01	1.15	1.04	0.92	0.90	2.54	3.34	4.01
Customers (mln)	1.0	1.0	0.9	1.1	1.2	1.2	1.2	1.3	1.3	1.3	1.3	1.3	1.1	1.3	1.3
Broadband customers using USB modems (mln) *	0.4	0.4	0.4	0.4	0.5	0.4	0.5	0.5	0.6	0.6	0.6	0.5	0.4	0.5	0.5
ARPU (USD)	6.7	8.5	10.1	8.9	8.2	10.4	11.7	9.6	7.9	9.6	10.7	8.6	n.a.	n.a.	n.a.
MOU (min)	219	246	242	256	235	263	277	307	278	283	297	287	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13.6%	22.9%	19.3%	17.1%	20.4%	19.8%	20.7%	17.4%	18.0%	20.5%	20.5%	18.2%	n.a.	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	1.0	1.4	1.7	1.2	0.7	0.9	1.0	0.1	0.0	0.2	0.1	0.0	4.3	2.7	0.3

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Georgia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	16	18	23	21	20	22	24	22	19	18	21	21	78	88	79
EBITDA	4	5	7	6	6	7	8	6	5	4	6	5	21	27	20
EBITDA margin (%)	22.4%	27.3%	29.8%	28.8%	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	21.4%	27.3%	30.4%	25.1%
Capital expenditures (CAPEX)	3	4	2	3	1	2	12	4	2	3	6	10	13	18	21
CAPEX excluding licenses	3	4	2	3	1	2	12	4	2	3	6	8	13	18	18
Operating cash flow (EBITDA-CAPEX excluding licenses)	1	1	5	3	5	5	(4)	2	3	1	0	-3	9	8	1
OCF margin (%)	7%	3%	18%	11%	24%	22%	(13%)	13%	18%	10%	2%	-15%	11%	11%	2%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	16	18	22	20	19	20	23	21	18	17	20	19	77	83	74
Service revenue	15	18	21	19	18	19	22	20	17	17	20	19	73	79	73
Data Revenue	0.5	0.6	0.7	0.7	0.6	0.6	0.7	0.7	0.6	0.6	0.7	0.6	2.3	2.6	2.5
Customers (mln)	0.9	0.9	1.0	1.0	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.3	1.0	1.1	1.3
Broadband customers using USB modems (mln) *	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
ARPU (USD)	5.9	6.6	7.4	6.6	6.3	6.4	6.4	5.9	5.0	4.9	5.3	4.5	n.a.	n.a.	n.a.
MOU (min)	216	234	251	244	253	251	250	226	214	226	239	230	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17.9%	20.1%	17.8%	23.0%	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	21.3%	n.a.	n.a.	n.a.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	0.0	0.0	0.5	1.0	1.1	1.3	1.2	1.0	1.0	0.4	1.2	1.8	1.6	4.6	4.4
Service revenue	0.0	0.0	0.5	1.0	1.1	1.3	1.2	1.2	0.9	0.4	1.2	1.8	1.5	4.8	4.3

(in GEL millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	27	30	38	35	33	36	40	38	33	31	37	39	129	147	140
EBITDA	6	8	11	10	9	11	14	11	9	8	10	8	35	45	35
EBITDA margin (%)	22.1%	27.1%	29.8%	28.9%	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	21.4%	27.3%	30.4%	25.1%
Capital expenditures (CAPEX)	4	7	4	6	1	3	19	6	3	5	10	19	21	29	37
CAPEX excluding licenses	4	7	4	6	1	3	19	6	3	5	10	14	21	29	32
Operating cash flow (EBITDA-CAPEX excluding licenses)	2	1	7	4	8	8	(5)	5	6	3	0	-6	14	16	3
OCF margin (%)	7%	3%	18%	11%	24%	22%	(13%)	13%	18%	10%	0%	-15%	11%	11%	2%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	27	30	37	33	31	33	38	36	31	31	35	35	127	138	132
Service revenue	25	29	35	32	30	32	37	33	30	30	35	35	121	132	130
Data Revenue	0.8	0.9	1.1	1.1	1.0	0.9	1.1	1.1	1.1	1.1	1.3	1.0	3.9	4.2	4.5
Customers (mln)	0.9	0.9	1.0	1.0	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.3	1.0	1.1	1.3
Broadband customers using USB modems (mln) *	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
ARPU (GEL)	10	11	12	11	10	11	11	10	9	9	9	8	n.a.	n.a.	n.a.
MOU (min)	216	234	251	244	253	251	250	226	214	226	239	230	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17.9%	20.1%	17.8%	23.0%	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	21.3%	n.a.	n.a.	n.a.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	0.1	0.0	0.8	1.7	1.8	2.2	2.0	2.1	2.0	0.7	2.2	3.3	2.6	8.1	8.2
Service revenue	0.0	0.0	0.8	1.7	1.8	2.2	2.0	2.1	1.6	0.7	2.2	3.3	2.5	8.1	7.8

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	34	40	44	43	44	51	53	44	38	44	51	45	161	192	178
EBITDA	19	22	25	25	22	29	27	19	17	23	27	23	91	97	90
EBITDA margin (%)	55.4%	55.0%	55.7%	58.3%	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	52.0%	56.3%	50.5%	51.1%
Capital expenditures (CAPEX)	2	8	7	15	1	8	6	8	3	6	8	10	31	23	27
CAPEX excluding licenses	2	8	7	15	1	8	6	8	3	6	8	10	31	23	27
Operating cash flow (EBITDA-CAPEX excluding licenses)	17	14	18	10	21	21	21	11	14	17	19	14	60	74	64
OCF margin (%)	51%	37%	40%	23%	48%	40%	40%	25%	37%	40%	37%	30%	37%	38%	36%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	34	40	44	43	44	51	53	44	38	44	51	45	161	192	178
Service revenue	34	40	44	42	44	51	53	44	38	44	51	45	160	192	178
Data Revenue	2.4	2.4	2.7	3.1	3.2	3.2	3.6	4.1	4.3	4.3	5.1	4.8	10.6	14.2	18.5
Customers (mln)	2.4	2.4	2.4	2.5	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.5	2.7	2.7
Broadband customers using USB modems (mln) *	1.2	1.3	1.3	1.3	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.6	1.3	1.5	1.6
ARPU (USD)	4.8	5.6	6.1	5.7	6.2	7.4	7.0	5.6	4.7	5.6	6.3	5.4	n.a.	n.a.	n.a.
MOU (min)	272	289	273	253	228	280	310	311	294	294	298	285	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	14.5%	16.4%	17.4%	13.9%	23.5%	15.2%	14.1%	17.2%	19.1%	15.7%	14.9%	15.9%	n.a.	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	1,602	1,896	2,076	2,009	2,093	2,458	2,599	2,165	1,988	2,330	2,666	2,563	7,582	9,316	9,547
EBITDA	889	1,050	1,156	1,171	1,069	1,380	1,326	927	899	1,234	1,410	1,333	4,266	4,702	4,876
EBITDA margin (%)	55.5%	55.4%	55.7%	58.3%	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	52.0%	56.3%	50.5%	51.1%
Capital expenditures (CAPEX)	77	355	328	701	55	403	284	395	159	305	412	562	1,461	1,137	1,438
CAPEX excluding licenses	77	355	328	701	55	403	284	395	159	305	412	562	1,461	1,137	1,438
Operating cash flow (EBITDA-CAPEX excluding licenses)	812	695	828	470	1,014	977	1,042	532	740	929	998	771	2,805	3,565	3,438
OCF margin (%)	51%	37%	40%	23%	48%	40%	40%	25%	37%	40%	37%	30%	37%	38%	36%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue	1,602	1,896	2,076	2,009	2,093	2,458	2,599	2,165	1,988	2,330	2,666	2,563	7,583	9,315	9,547
Service revenue	1,585	1,882	2,062	1,988	2,077	2,443	2,583	2,151	1,975	2,322	2,658	2,549	7,517	9,254	9,504
Data Revenue	114	111	127	147	153	155	178	200	221	229	266	272	499	686	988
Customers (mln)	2.4	2.4	2.4	2.5	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.5	2.7	2.7
Broadband customers using USB modems (mln) *	1.2	1.3	1.3	1.3	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.6	1.3	1.5	1.6
ARPU, (KGS)	223	264	285	270	294	355	353	274	248	297	330	310	n.a.	n.a.	n.a.
MOU (min)	272	289	273	253	228	280	310	311	294	294	298	285	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	14.5%	16.4%	17.4%	13.9%	23.5%	15.2%	14.1%	17.2%	19.1%	15.7%	14.9%	15.9%	n.a.	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

SEA

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Total operating revenue*	11.9	7.8	7.0	6.7	8.3	8.0	7.0	5.5	60.8	33.4	28.5
EBITDA*	(0.9)	2.8	2.0	1.7	2.4	3.0	2.0	2.3	(9.9)	5.6	9.6
EBITDA margin (%)*	n.m.	35.7%	30.5%	25.8%	28.4%	37.7%	28.0%	42.7%	n.a.	16.9%	33.6%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	FY12	FY13	FY14
Customers (mln), Laos	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.2	0.3	0.3	0.2
ARPU (USD), Laos	7.0	7.1	6.1	6.1	5.4	5.6	5.7	5.0	n.a.	n.a.	n.a.